TAKEFUJI CORPORATION

TAKEFUJI REPORT 2009

ANNUAL REPORT/CSR REPORT/FACTS & FIGURES


benecere card
benecere card
benecere card
benecere card

For the next chapter, "benecere card"

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Millions of Yen			Thousands of U.S. dollars
	2009/3	2008/3	2007/3	**2009/3**
Revenues	**¥ 186,349**	¥ 270,479	¥ 328,920	**$ 1,901,520**
Operating Income (Loss)	**(210,612)**	44,781	(165,031)	**(2,149,102)**
Ordinary Income (Loss)	**(214,669)**	42,285	(163,764)	**(2,190,500)**
Net Income (Loss)	**(256,137)**	14,105	(481,274)	**(2,613,643)**
Total Assets	**958,464**	1,392,899	1,583,172	**9,780,245**
Net Assets	**149,648**	433,775	457,715	**1,527,020**
Shareholders' Equity Ratio (%)	**15.6**	31.1	28.9	
Number of Employees	**2,434**	2,643	2,938	

Note) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥98 = US$1, a mean telegraphic transfer rate on March 31, 2009 offered by a prime Japanese bank.



Our Engagement with Stakeholders

We pledge to:

Aim for maximum returns to all stakeholders

Work toward achieving the Medium-Term Business Plan
with the goal of ensuring stable, long-term profitability

Attain a higher level of customer service that puts a smile on our customers' faces

Strictly abide by all laws and regulations as a good corporate citizen

Be conscious of the earth's environment
and proactively undertake social contribution activities closely tied to local communities

Having coined the word "benecere"—a compound of "benefit," (public benefit) and "sincere"—we launched the benecere card in October 2008 as an expression of our pledge. Transcending the contractual framework between Takefuji and the customer, the benecere card is a new, more useful card that expresses our feelings of gratitude and deep sincerity to our customers and to the society that nurtured us.

CONTENTS



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Editorial Policy

TAKEFUJI CORPORATION (Takefuji or "the Company") has compiled this report to assist its stakeholders in gaining a comprehensive understanding of the economic, environmental and social aspects of the Company's activities.

In recent years, non-financial information including corporate social responsibility (CSR) has come to be highlighted in the evaluation of business enterprises throughout the world. To meet such trends, the Company has been striving to integrate financial and non-financial information. As part of this effort, since last year the Company has incorporated the CSR Report, which previously had been issued separately, into the Annual Report.

This year's report aims to help stakeholders build a comprehensive understanding of Takefuji's core business and CSR activities by newly adding "Facts & Figures (Major Management Indicators & Business Process)."

Period Covered

This report covers mainly the period from April 1, 2008 to March 31, 2009. There are, however, some reports on activities that fall outside this period.

Publication Information

July 2009 (Previous publication date: July 2008; reporting cycle: annual). Publication of next issue tentatively scheduled for July 2010.

Reference Guidelines

This report has been edited with reference to the Sustainability Reporting Guidelines 2006 and Financial Services Sector Supplement of the Global Reporting Initiative (GRI). GRI G3 Content Index is available on Takefuji's website.

For more information, please contact:

TAKEFUJI CORPORATION Investor Relations Office
TEL: +81-3-3365-8011 FAX: +81-3-3365-8070



We would like to thank you, our shareholders and investors, for your constant understanding and support. In addition, we would like to express our deep appreciation to all stakeholders—including customers, business partners, and the local communities we serve—for the support they too have shown TAKEFUJI CORPORATION.

A. Kiyokawa

Akira Kiyokawa *Representative Director & President*

Taketeru Takei

Taketeru Takei *Representative Director & Executive Vice President*

Results of FY2009 ended March 31, 2009 (42nd Fiscal Year)

With the Money Lending Business Law to take full effect in just a year's time, small- and medium-sized lenders in the consumer finance industry continue to withdraw from the business. At the end of March 2002, the outstanding loan balance to consumers amounted to approximately ¥20 trillion and the number of money lenders stood at 26,000 firms. In contrast, at the end of March 2008, the outstanding loan balance was ¥18 trillion and, the number of money lenders had fallen sharply to 9,115 firms. * Japan's consumer finance industry has been subjected to a harsh business environment due not only to the revisions to laws and regulations, but also to the continuing large number of refunds of interest, a factor that has kept profits down.

Therefore, to solve these management challenges, Takefuji took the lead over its competitors by resolving to eliminate the factors that have been causing earnings to fluctuate, and as a result, the Company recorded a strategic loss.

There were three main reasons for the loss in FY2009. The first was that we proactively posted the provisions against the claims for refund of interest received from customers, the major factor behind fluctuating earnings. The second was a one-time bad debts write-off in advance based on a reexamination of write-off methods. To quickly improve the quality of our loan assets and restore the Company to a sound financial position, bad debts were written off in advance. The third was the total liquidation of deferred tax assets. In light of the current harsh business environment, we judged that it would be extremely difficult to recover previously recorded deferred tax assets and therefore liquidated the entire amount.

As a result, we recorded a loss of ¥256.1 billion and sincerely apologize to all stakeholders, including shareholders and investors, for the tremendous concern that this has caused. However, we hope that you will understand that the primary purpose of the strategic loss is to assure achievement of Medium-Term Business Plan for FY2010 to FY2012, which was drafted in order to ensure stable profits after the full enforcement of the Money Lending Business Law. Therefore we ask for your continued support.

With respect to the Medium-Term Business Plan, we have established specialized committees: the Personnel and Organization Reform Committee, Business Operation and Revenues Improvement Committee and New Business Promotion Committee. Coming under the direct control of the Executive Committee, all three of these organizations draw up and execute specific measures and policies.

Business Improvement Order

On May 16, 2008, TAKEFUJI CORPORATION was imposed with a Business Improvement Order by the Kanto Regional Finance Bureau, in response to which the Company submitted a Business Improvement Plan on June 16, 2008. All at Takefuji are currently working together to steadily implement the Plan, to prevent any recurrence of the problem and to regain social trust. Viewing compliance as its most important management issue, the Company is working to further improve its compliance system and ensure that compliance awareness becomes ingrained in every one of us.

Phased Implementation of the Money Lending Business Law

The implementation of the Money Lending Business Law will soon enter its final phase, but please rest assured, as everything is going smoothly. Taking effect in June 2009, Article 3 of the Amendment Law will designate credit information agencies and will initiate a national test for managers of money lending operations. With respect to the specified credit information agency system, we are making good progress with the construction of the system that will be needed when the law takes full effect. We are also helping employees to obtain qualification as managers of money lending operations through a comprehensive system of distance education and e-learning. We intend to deploy qualified personnel at all branch offices by the time the law takes full effect.

Our efforts to address the Money Lending Business Law, which is scheduled to take full effect by June 2010, involve promoting asset quality improvement by turning over loans receivable, launch of the "benecere" card and raising our brand image through innovative commercials, aiming to become the first choice of customers.

Summary

The operating environment surrounding the Company is expected to remain harsh in the years ahead. Therefore, we will maintain our founding tenet of placing the "Customer First." While working in unison in this first year of our Medium-Term Business Plan, we will steadily build a foundation to secure stable profits.

With humble gratitude for the continued support of all stakeholders, including shareholders and investors.

*Source: White Paper on Consumer Finance 2008 by JCFA (Japan Consumer Finance Association)

Q What were the factors behind the loss Takefuji recorded in FY2009 (the fiscal year ended March 31, 2009)?

A We have started our Medium-Term Business Plan with the goal of ensuring stable profits in future. Amid a harsh business environment, we moved strategically to sharply increase the provisions for losses for refund of interest received from customers and reexamine credit loss write-off methods. As a result, a loss was posted for the fiscal year ended March 31, 2009.

Features of FY2009

1) Increase in provisions for losses for refund of interest received from customers

Despite being on a downward trend after peaking in May 2007, the number of interest refund claims remained high in FY2009. Due in part to the implementation of the Medium-Term Business Plan, the provisions for losses for refund of interest received from customers, the major factor behind fluctuating earnings, were taken care of by ¥229.7 billion increase.

2) Reexamination of write-off methods

Prior to Takefuji's various efforts to improve asset quality to better cope with the adverse business environment, Takefuji made an early, one-time write-off of the ¥48.1 billion for partial waiver of principal for restructured loans that had been accumulating.

3) Liquidation of deferred tax assets

With the payments of refund of interest received from customers remaining high, losses from taxation view point are likely to continue for the foreseeable future. Since it was judged that we would not be likely to recover previously recorded deferred tax assets, the total amount of ¥25.4 billion was liquidated.

By the time that the Money Lending Business Law takes effect (planned for June 2010), we will have shifted to high-quality loan assets—the focus of our Medium-Term Business Plan—and will be making every effort to provide a maximum return to all stakeholders, including shareholders and investors.

Q What can you tell us about the enforcement of Articles 3 and 4 of the Money Lending Business Law?

A Article 3 became effective in June 2009, and Article 4 is scheduled to take effect by June 2010. With a comprehensive system, Takefuji addresses the phased implementation of the Money Lending Business Law.

Enforcement of Article 3

1) Introduction of system for test for managers of money lending operations

As it will be required to deploy money lending operation managers holding national qualifications at all operation sites when Article 4 is enforced, we have leveraged in-house training as well as distance learning and e-learning to train our staff.

2) Introduction of specified credit information agency system

We are constructing a new system to cope with registration and reference to specified credit information agencies designated by the Prime Minister, which will be mandatory when Article 4 is enforced.

Allowance for Doubtful Accounts


(¥millions)
160,000
120,000
80,000
40,000
143,998
16,488
Reduced principal ¥48.1 billion
72,103
5,561
Early write-off of delinquent loans over 1 year ¥9 billion
50,251
97,400
96,994
76,400
59,400
39,500
08/3
Bankrupt
Debt-workout
Others
Delinquent loans past-due over 1 year
Net expense
09/3
10/3 (plan)
11/3 (plan)
12/3 (plan)

Allowance for Losses for Refund of Interest Received from Customers


(¥millions)
500,000
400,000
300,000
200,000
100,000
Breakdown of reversal
Refund ¥145,030 million
Principal impaired ¥67,531 million
22,500
488,798
386,256
212,561
173,695
229,662
403,357
280,100
168,600
79,300
06/3
07/3
08/3
Reversal
Balance after reversal
Net expense
09/3
10/3 (plan)
11/3 (plan)
12/3 (plan)

Enforcement of Article 4 (Final Phase)

1) Introduction of aggregate debt control

This law states that money lenders may not lend amounts in excess of one third of the customers' annual income. In addition, for a certain loan amount and over, customers must submit proof of their annual income. We are building a system that addresses this law by tracking a customer's borrowing status from other companies, as necessary.

2) Lowering of the interest rate cap

The maximum lending rate under the Capital Subscription Law will be 20% or less. Currently, an interest rate at or below 20% is applied to all new loan applications. We are also reexamining the interest rate for existing customers, as necessary.

3) Deliver clarification in writing before signing contract

In line with an anticipated obligation to deliver in writing a clarification of contract details prior to signing, we are developing a system for delivering this information in writing through various channels, including branch offices, automatic contract machines and the Internet.

The regulations concerning what is considered interest (deemed interest) of the money received from customers by money lenders will also be partially revised.

Since the promulgation of the Law for Amendment in 2006, we have steadily upgraded our internal business structure including employee education and construction of a new system to avoid degrading our customer service.

Moving forward, Takefuji will do everything possible to enhance new product development and customer service so that it can better respond to customer needs.



Akira Kiyokawa
Representative Director & President

Interest-Rate Structure



40.004%
with Capital Subscription Law
29.2%
20% or below with Interest Rate Restriction Law
June, 2000
June 2010 (planned)

Enforcement Schedule of Revised Money Lending Business Law



Promulgated (December 20, 2006)
Revised Law Enforcement (December 19, 2007)
Enforcement of Article 3 (June 18, 2009)
Enforcement of Article 4 (Legal deadline: June 18, 2010) Possibly earlier
Within two and a half years
Within one and a half years
① Stricter penalties
One month after promulgation (January 20, 2007)
② Stricter collection regulations, establishment of new Japan Financial Services Agency (stricter self-regulation), etc.
③ Qualification test for managers of money lending operations
Implementation of qualification test
Mandatory deployment
④ Raised asset base requirement
Raised to ¥20 million
Raised to ¥50 million
⑤ Delivery of contract details in writing prior to signing
Preparations such as building system
⑥ Specified credit information agency system/ aggregate debt control
Introduction of specified credit information agency system (application for specification)
Introduction of aggregate debt control
Preparations such as building system/Consideration of impact on existing borrowers
⑦ Lowering of interest rate cap

Source: "Credit Age, special edition, JCFA 40th 1969-2009 for the Next Stage," published by Japan Consumer Finance Association

Q What can you tell us about Takefuji's financial position and fund procurement status?

A In FY 2009, an increasing number of companies declared bankruptcy or showed a loss as a result of the global financial crisis and the consequent worsening liquidity. The impact of this crisis has spread to the real economy and the environment for procuring funds has gone from bad to worse.

In light of the adverse financial environment, we reduced our interest-bearing debt in FY 2009 by ¥173.6 billion in order to lower our financial expenses. As a result, our interest-bearing debt as of March 31, 2009, stood at ¥365.7 billion.

In FY 2010, we expect borrowings due within one year to reach ¥91.6 billion. However, in addition to liquidity in hand of ¥97.9 billion at the end of March 2009, we expect monthly repayments from customers to amount to approximately ¥30.0 billion to ¥35.0 billion including interest and principal, so we recognize that this is well within our handling capacity.

Our management will stress continued financial stability and will take steps to further strengthen our financial position.

Interest-bearing Debt (¥millions)


Current Portion of
Long-term Borrowings
91,595
Total
365,741
Bonds
158,567
Long-term Borrowings
207,174

(March 31, 2009)

Q What are Takefuji's policies regarding returns to shareholders?

A Takefuji considers the stable return of profits to shareholders as its most important management issue and its basic policy is the continuous, stable and long-term distribution of profits.

In FY 2009, Takefuji distributed an interim dividend of ¥30 per share, a year-end dividend of ¥20 per share, thus a full fiscal year dividend of ¥50 per share. In addition, 3,000 thousand shares (2.0% of shares issued before the cancellation) of treasury stock were cancelled in FY2009, and 2,729 thousand shares (1.9% of shares issued) were newly acquired with the goal of achieving a flexible capital policy and a return to shareholders.

In FY 2010, we expect to pay an interim dividend of ¥15 per share and a year-end dividend of ¥15 per share for a full fiscal year dividend of ¥30 per share.

Because a substantial amount of capital was impaired owing to the increase in allowance for losses for refund of interest received from customers, from this point forward we will work to maximize shareholder returns by striking a balance with the boosting of retained earnings.

Q What is the outlook for the consumer finance industry as a whole?

A We foresee that in the years ahead the consumer finance industry will be forced to contract as a result of the lowering of the interest rate cap and the introduction of aggregate debt control. Because customers are those most affected by belt-tightening, every company is pursuing measures and policies to minimize confusion.

The reason this industry has grown as far as it has is because it has responded to the needs of customers, provided services to support their lifestyles and gained consumer trust. Based on revisions to the law, the whole industry is being asked to revise its business model by reinforcing educational publicity and counseling services for repayments, and development of new products to meet larger number of customer needs.

The whole industry will make ever greater efforts to obey laws and regulations and win society's trust.



Promoting Medium-Term Business Plan and CSR Management through the benecere Card

The benecere card offers the following three major features.

Social Contributions

Takefuji donates one yen from the interest received from each customer every month to social action groups. The customer is in no way obligated.

Benecere Reward Program

Customers earn points based on their repayments. Earned points can be used for the repayment of loans from Takefuji or transferred to another affiliated reward program to exchange for bonus gift items.

Various Cards for Different Plans

Takefuji offers four types of cards matching different plans with credit limits of 10,000 to 5 million yen and interest rates from 9.125% to 20.0%.



Working in Unison—the Medium-Term Business Plan and CSR Management

In the more than 40 years since its founding, Takefuji—backed by the trust of its customers—has overcome many difficulties and evolved together with the local communities in which it operates. Recently, however, with the promulgation of the Law for the Amendment of the Money Lending Business Control and Regulation Law and the Supreme Court's ruling involving gray area interest rates in December 2006, Takefuji is now experiencing unprecedented difficulties.

To solve the issues confronting its management under these adverse conditions, Takefuji made a major decision to eliminate the factors that are causing earnings to fluctuate, with the goal of providing a maximum return to all stakeholders, including shareholders and investors.

The difficult situation will continue with the lowering of interest rate cap, aggregate debt control and other measures. However, proud of being a company that plays an essential role in society, Takefuji is implementing a rigorous system of compliance and revising its business model.



Features of the Medium-Term Business Plan

Stable Earnings ▶ Increased Retained Earnings ▶ Stable Dividends

Goal of the Medium-Term Business Plan

The Medium-Term Business Plan announced in February 2009 looks at how to ensure stable profit in an uncertain economic environment and was designed around the three pillars of "Asset quality improvement," "Organization reform" and "Prompt response to interest refund claims."

To facilitate the implementation of the Plan, we have established three specialized committees under the direct control of the Executive Committee. Proposals from these committees are coordinated, turned into concrete measures and policies and then executed. We will make every effort to secure stable earnings, increased retained earnings, and maximum return to shareholders from FY2010, and live up to overall stakeholder expectations.

The Significance of the Three Committees

1) Personnel and Organization Reform Committee

Purpose: To reform the personnel system so that it leads to Company growth through employee growth. Efficient and effective organization reform to ensure maximum productivity.

2) Business Operation and Revenue Improvement Committee

Purpose: To draw up and execute measures and policies to maximize the revenue and profit of money lending business.

3) New Business Promotion Committee

Purpose: To plan and implement new businesses in order to expand revenue.

Three Pillars to Secure Stable Profits after Full Enforcement of the Money Lending Business Law

- Asset quality improvement; Lower NPL ratio benecere strategies and reduction in past-due loans
- Organization reform; Streamline to 100 manned branch offices
- Prompt responses to interest refund claims

1. Asset Quality Improvement

Ensuring stable profit at interest rates of 18% or less depends on how quickly and how much loans to customers—with no risk of interest refund and low default risk—we can bring in. While working to retain high-quality customers and attract new customers through benecere, our new brand card with extra value, it is essential that we reduce past due loans by improving the loan collection system and reexamining write-off method.

The benecere card features the major consumer finance company's first service point system whereby cardholders earn points based on the payment of interest. Earned points can be allocated to the repayment or transferred to another service point to exchange for free gifts. Because points cannot be earned when interest is not paid as scheduled, the system prevents past-due loans. In fact, if we compare benecere loan with normal loan of interest over 18%, benecere loan is overwhelmingly superior, even compared to normal loan at 18% or less interest.

In addition, Takefuji has added a function to the benecere card that contributes to uniting customers with their communities through Takefuji. Takefuji is donating one yen per customer from every monthly interest payment to social action groups at no obligation to the customer.

We have set our sights on expanding the market share of the benecere card with improved asset quality before the law takes full effect in June 2010.

We have reexamined the write-off method and timing of the loan and elevated the Loan Administration Department (with more than 600 employees) of the Head Office to the Loan Administration Division to enhance efficiency of operations.

New Applications


(Number of New Applications)
35,000
30,000
25,000
20,000
15,000
(month) 4 5 6 7 8 9 10 11 12 1 2 3
FY2008
FY2009

Delinquency Ratio
(31-90 Days Past Due)


(%)
2.0
1.5
1.0
0.5
0
0.434
0.761
1.680
benecere
18% or less
More than 18%
As of March 31, 2009

Composition of Direct Cash Loans


(%)
100
80
60
40
20
0
08/3
09/3
10/3 (plan)
11/3 (plan)
12/3 (plan)
More than 18%
18% or less

Refund Claims of Interest Received from Customers


(¥millions)
(Cases)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Portion corresponding to settling mainly before law suit
10,016
9,795
9,189
9,194
9,195
8,493
9,611
9,008
8,998
9,436
9,369
9,284
8,965
8,485
8,492
8,995
8,992
7,999
9,589
9,949
15,932
12,584
15,204
14,770
08/4
/5
/6
/7
/8
/9
/10
/11
/12
09/1
/2
/3
■ Amount paid
- - Number of claims received

2. Organization Reform

The Company is taking steps to improve productivity and further cut costs through the consolidation of the marketing organization and the optimal allocation of personnel.

Although we will reduce the current 210 branch offices to 180 by the end of September 2009 and to 140 branch offices by the end of March 2010, ultimately reducing to 100 by the end of March 2012, we will do everything possible to secure the cashing and repayment channel for the customers.

We are also planning to reform organizations of Head Office and regional branches in accordance with the consolidation of marketing organization such as branch offices; part of which is the elevation of the Loan Administration Department to the Loan Administration Division. We plan to reduce cost by ¥15 billion for the next three years with these measures.

3. Prompt Response to Interest Refund Claims

Today we see a lingering high level of interest refund claims, and we will carefully watch the trends. To efficiently and promptly respond to this high level of interest refund claims, we have taken steps to reduce total costs by securing personnel and streamlining operations. We have divided the administration division into three sections, namely, those sections in charge of collection of written-off debts, interest refund claims, and loans intervened by third parties. And, by clarifying the final decision-making authority of these divisions, we will promote early settlement through operational streamlining, thereby reducing total costs.

Finally, Takefuji truly believes that the consumer finance industry is now entering a new age. Every company is struggling to weather the storm. With all at Takefuji working in unison, Takefuji will achieve its goals for FY2010, which we announced in May 2009.

Concentration of Business Bases


Number of Regional Branches
Number of Blocks
Number of Manned Branch Offices
8
5
3
28
16
9
210
140
100
09/3 10/3 12/3
(plan) (plan)

Cost Cut Plan


(¥billions)
40
30
20
10
0
34.6
12.6
5.1
16.9
28.7
10.5
3.2
15.0
22.7
8.3
2.3
12.1
18.9
6.9
1.9
10.1
09/3
10/3 (plan)
11/3 (plan)
12/3 (plan)
■ Salaries ■ Rent Other

Direct Cash Loans to Customers / Allowance for Losses for Refund of Interest Received from Customers


(¥billions)
1,600
1,200
800
400
0
1,568.7
1,540.0
22.5
1,431.8
488.8
1,195.3
386.3
861.5
403.4
05/3
06/3
07/3
08/3
09/3
■ Direct Cash Loans to Customers
■ Allowance for Losses for Refund of Interest Received from Customers

CSR Philosophy

Earn the trust of people and communities. Make positive contributions to society


Take the principle of "Customer First" to a higher level
Customers
Shareholders and Investors
Emphasize timely and fair disclosure
Local Communities
Takefuji
Global Environment
Encourage social contribution activities
Promote eco-friendly business activities
Employees
Ensure a positive working environment

CSR at Takefuji

Q. What Is true CSR management?



A. We believe that the theme of CSR management is that of a "gift."

Receiving the trust of customers, being recognized and held in warm regard by local communities is exactly the same as receiving a "gift." It is because of these gifts that we have been able to continue business as a company. We are grateful for the "gifts", and in response we return such heartfelt "gifts" through our business activities as increase in consumption, creation of employment and ultimately contribute to the Japanese economy.

We firmly believe that CSR management is the act of keeping this business cycle running smoothly.

Q .What do you think about CSR carried out through your core business?

A. Lending money is our primary business. For example, the ¥10,000 that we lend is perfectly ordinary, just like any other ¥10,000. I have examined how much special value this ¥10,000 could hold and have seriously discussed how we can dispel the negative image that many consumers and customers have about debt. As a result, the benecere card was born. The benecere card is not merely a card for cash advance but a card with added value that allows cardholders to earn points and contribute to society by using their cards. The kind hearts of customers who have approved of making social contributions are delivered to local communities by Takefuji as a gift on their behalf.

It's a revolutionary card that connects us to customers and to local communities and in turn connects customers to local communities. I am proud of this CSR activity that is carried out through our core business.

Q. Do you mean that you are strengthening CSR through new product development?

A. Very much so. In addition to the benecere card, we have launched the "benecere eco green loan" that can be used when buying eco products.

Although we consider our corporate mission to be responding to demands from and extending of loans to as many customers as possible, credit is tightening today—not only at Takefuji, but at most consumer finance companies—just when the Money Lending Business Law is about to take full effect. For those customers who are simply under financial pressure in the current environment, we developed the "benecere Support Nine" product in the hope that we could loan even a small amount of cash to them. The product was developed in the expectation that it could provide a safety net, so those that need money don't go running to illegal money lenders.

Q. I hear that you are putting a lot of effort into compliance, is that true?

A. I have considered what kind of companies will survive in the midst of rapid change. I came to the obvious conclusion that the only companies to survive will be those that are loved by society and people at large, those companies that fulfill their obligations as members of society.

Today, at a time when society and consumers are highly aware of compliance, companies cannot survive in the midst of lies, fraud and malfeasance. First, we must focus on having knowledge of the laws under which we operate. That is why we have been implementing rigorous employee education and strictly enforcing the attainment of qualifications in compliance and personal information protection. We will rigorously ensure compliance and at the same time contribute to society through the active pursuit of the Company's primary business activities and support economic development.

CSR Activities Report for FY2009

April—May

- 1,289 People Participated in 4th Annual Takefuji Volunteer Month
  Beach cleanup
  Guide dogs for the blind fund-raising activities
  Volunteer walk
  Forest preservation volunteer work

June

- Rooftop billboards at five locations, including Tokyo (Shinjuku) and Osaka (Dotombori), and cut electric power consumption at 360 nationwide branch offices by turning off office lights

July

- Held beach volleyball classes and sitting volleyball events

September

- Donated 116 pairs of used eyeglasses to NPO Japan Center for Education, Culture, Wildlife and Natural Conservation in Asia (JECNA)

October

- Took part in charity bazaar sponsored by facility for intellectually challenged individuals
- Donated 306 food and commodity items; four people served as sales volunteers

November

- 915 people participated in volunteer walk (35th Annual Ashinaga P-Walk 10)
- Organized Anti-Crime Patrol Squad
  Performed routine patrols in cooperation with Shinjuku Police Station and Shinjuku City Ward, Tokyo
- Invited 197 children from welfare institutions to see Women's Volleyball-Premier League matches

December

- At Women's Volleyball Premier League's match at Fukaya Big Turtle, 20 people volunteered to work in a concession stand run by a sheltered workshop for intellectually challenged individuals

January

- Donated 266 calendars and 45 pocket notebooks to calendar and pocket notebook charity bazaar sponsored by NGO, Nippon Volunteer Network Active in Disaster (NVNAD)

February

- 214 people took part in JCFA blood drive held at 32 venues nationwide
- St. Valentine's Day Charity Donation raised ¥1,885,500, which was donated to Japanese Red Cross Society
- Launched "benecere eco Green Loan," a new product

March

- Became Member of Forest Supporters
- Benecere Card Donations
  Donation: ¥112,584 (¥37,528 to each NGO)
  Donated to: Japan Guide Dog Association, Japanese Red Cross Society and World Wide Fund for Nature Japan
- Took part in charity bazaar sponsored by a sheltered workshop for mentally challenged individuals. Donated 102 food and commodity items; two people served as sales volunteers
- Increased Aid to Developing Countries
  170.4 kg of used stamps collected and donated to Small Kindness Movement
  Collected PET bottle caps and donated an amount sufficient to provide 246 vaccines to Ecocap Movement



Taketeru Takei
Representative Director & Executive Vice President in charge of CSR Promotion Office as General Manager



Corporate Governance

Striving for better corporate governance to raise Takefuji's corporate value

Seeking to maximize revenues and profits, Takefuji works proactively to improve corporate governance, in which the General Shareholders' Meeting takes a leading role. Takefuji endeavors to achieve a highly transparent corporate governance system by, for example, the selection of outside directors, high attendance rates at Board of Directors' meetings and the website disclosure of its Articles of Incorporation. Takefuji's world-class corporate governance has been highly rated by Corporate Governance Quotient (CGQ®), a corporate governance rating system that is closely watched by the majority of overseas institutional investors.

Board of Directors

Director's term of office: 1 year

Held 15 times with an attendance rate of 98.2% in FY2009

- Number of Directors: 13
- June 2004: Executive officer system introduced
- June 2004: Outside directors appointed
- June 2009: Outside directors increased by one to two outside directors
- Creates structure to ensure the efficient execution of directors' duties
  - Establishes job authority and decision-making rules
  - Establishes Executive Committee composed of directors, corporate auditors and executive officers
  - Establishes Medium-Term Business Plan, sets performance objectives and budgets, and implements monthly and quarterly performance monitoring using IT tools
  - Implements monthly Board of Directors' performance reviews and improvement measures

Executive Committee

Held weekly

Held 56 times in FY2009

- Attended by Representative Directors, directors serving as heads of relevant departments, executive officers, and corporate auditors
- Discusses issues prior to meetings of the Board of Directors
- Discusses and decides important matters related to the business and execution of duties based on decisions reached at meetings of the Board of Directors
- Non-managerial employees and part-time employees participate to directly explain proposals of each department for some propositions.

Meeting of Departmental General Managers and Managers

Held monthly

Held 12 times in FY2009

- Attended by directors, executive officers, and executive management
- Draws up specific plans for execution of duties and checks progress
- Ensures compatibility with laws, regulations and Company rules and verify effectiveness of internal checks across divisions

Corporate Governance Diagram


General Shareholders' Meeting
Auditors
Board of Corporate Auditors
Board of Directors
Compliance Committee
Auditing
Reporting
Cooperation
Risk Management Committee
Directions
Executive Functions
Executive Committee
Internal Control Office, Inspection Department
Compliance Administrative Department
Legal Advisors
Advice
Calling for advice
Head Office
CSR Promotion Office
Accounting Department
Inspection Department (Internal Audit Section)
Internal Audit
Business & Marketing Division
Business Administration Department
Business Operation Department
Guidance and implementation
Legal Department
General Affairs Department
Public Relations Department
Investor Relations Office
Various Departments
Regional Branch
Regional Office
Shareholders / Investors
Guidance
Explanation
Timely disclosure
Interviews

* The Board of Directors and Board of Corporate Auditors have been established under the General Shareholders' Meeting.
* The Compliance Committee, which includes four outside experts, convenes every two months.
* Takefuji has chosen to be a company with a Board of Corporate Auditors as stipulated in Companies Act. Although lacking a Corporate Governance Committee, Takefuji's Board of Corporate Auditors and the Compliance Committee oversee the Board of Directors and review corporate governance in its entirety.

Board of Corporate Auditors

We have established a Board of Corporate Auditors composed of four corporate auditors, two of whom are from outside. In FY2009, the Board of Corporate Auditors convened 13 times with an average attendance rate of 100%.

Inspection Department (Department for Internal Audit)

The Inspection Department, which serves as an independent internal auditing arm, audits the Company's administration and operation systems, covering all management activities from the viewpoint of legality and efficiency. In FY2009, audits were conducted 408 times in aggregate.

Risk Management Committee

The Risk Management Committee has been established under the Board of Directors in order to realize a firm risk management system and fair and appropriate business activities.

Takefuji's Risk Management Committee comprises three sub-committees. In FY2009, the Risk Management Committee convened a total of 30 times.

Internal Control Office

The Internal Control Office, in accordance with the financial reporting system of the Financial Instruments and Exchange Act, evaluates the appropriateness of the internal rules and implementation in order to ensure the appropriateness of related operations and published data.

Highly Rated Corporate Governance

Corporate Governance Quotient (**CGQ®**) is a comparative assessment of corporate governance provided by Institutional Shareholder Services (ISS), the world's largest proxy voting services company, whose assessments cover more than 7,500 companies throughout the world. Most overseas investors refer to **CGQ®** when making investment decisions. More than 600 Japanese companies are said to have obtained a **CGQ®** rating.

The assessment rating (dated March 31, 2009) received by Takefuji places it in the top 3.3% of Japanese companies; this ranks Takefuji among the top 20 companies, a position unrivaled in the consumer finance industry.

Please refer to the URL stated below:
http://www.riskmetrics.com/cgq

Director and Corporate Auditor Remuneration

Maximum total remuneration to Directors:¥470 million/year
Maximum total remuneration to Corporate Auditors:¥60 million/year
Remuneration to Directors and Corporate Auditors is approved at the General Shareholders' Meeting

April 2008 to March 2009
Directors: 14; total remuneration: ¥161 million
Corporate Auditors: four; total remuneration: ¥40 million
(Outside directors and auditors: three; total remuneration: ¥25 million)
Including provisions for retirement benefits of directors and corporate auditors of ¥44 million and remuneration of ¥3 million by stock options



Compliance

Compliance Rooted in Our "Customer First" Principle

In Takefuji's view, compliance means not only abiding by laws, regulations and social ethical standards, but also putting into practice our founding principle of "Customer First." The principle of "Customer First," a principle valued by Takefuji since its very founding, coincides with the principle of "protecting the interests of borrowers," one of the goals of the Money Lending Business Law. Only after each and every Takefuji person has put this principle into practice will we have achieved compliance in the true sense of the word. Takefuji's view of compliance has been spelled out in the TAKEFUJI CORPORATION Management Ethical Charter.

Takefuji's Compliance System

Takefuji has established a Compliance Committee under the Board of Directors. The Compliance Committee deliberates on important issues in order to establish a compliance framework and ensure that it functions in a fair and ethical manner. The committee consists of nine members, four of whom are experts from outside the Company. A Compliance Administrative Department has been established under the Compliance Committee to supervise all in-house compliance activities. To ensure compliance throughout the entire Company, Compliance Managers have been assigned to key departments and Compliance Officers to nationwide branches.

In addition, a hotline (or communication channel) has been established within our lawyers' office for the early detection and handling of compliance problems inside and outside the Company.

Takefuji's Approach to the New Qualification System

Article 3 of the Money Lending Business Law has taken effect and ushered in a new test for managers of money lending operations (national test). Money lenders must deploy managers with national qualifications above a certain number by June 2010, at the latest before Article 4 of the Money Lending Business Law takes full effect. The role of managers of money lending operations is to achieve compliance at the operation sites and business offices of the money lender. Takefuji believes that taking the test for managers of money lending operations seriously and letting many to successfully pass the test are the realization of the principle of Customer First, and will result in an ever better compliance system.

Takefuji is educating employees in preparation for the national test through rank-based training, distance learning courses and in-house, Web-based e-learning.

Implementation of Business Improvement Plan and Progress Report

In May 2008, Takefuji received a Business Improvement Order from

Compliance Organization Chart


Board of Directors
Compliance Committee
Reporting Compliance Issues
Compliacne Administrative Department
Enhancing Administration System
Customer Information Management Section
Customer Relations Office
Manners Committee
Compliance Hotline
Sexual Harassment Hotline
Compliance Managers
Health and Safety Committee
Customers, Compliance Officers, and All Personnel



Privacy policy brochure pamphlet


Compliance

Compliance manual

the Kanto Regional Finance Bureau and submitted a Business Improvement Plan in response during the following month of June.

Focusing on establishing internal environment in which all at Takefuji and employees observe laws and regulations and prioritize "protecting customers' interest," we have reviewed our ethical charter as well as organizational, educational, personnel evaluation, internal reprimand, and other systems. Every three months we have reported on the progress of the plan.

We have steadily promoted internal education and implemented the plan. Thanks to these efforts, administrative errors have been dramatically lowered. We will take steps to further improve our compliance system through ongoing compliance-related activities.

Cumulative Number of Employees with Compliance Officer Certifications


(Persons)
3,000
2,500
2,000
1,500
1,000
500
0
963
1,693
2,410
438
2,830
632
FY2006
FY2007
FY2008
FY2009
■ Compliance Officer Certification ■ Personal Information Protection Officer Certification

Business Improvement Plan Summary

1) Institute and publicize basic policy for Business Improvement Plan
   - Further develop internal environment to function in the customers' best interests
   - Enhance awareness of stricter adherence to laws and regulations through organizational, educational and personnel system reviews, and measures to preventsituations unfavorable to the customer from arising
2) Review Ethical Charter
   - Under the existing Ethical Charter and Code of Conduct, establish the TAKEFUJI CORPORATION Management Ethical Charter, incorporating Principles in the Financial Services Industry announced by the Financial Services Agency
3) Organizational System Review
   - Establish monitoring team
4) Educational System Review
   - Conduct training by visiting lecturers
   - Additionally improve rank-based training
5) Personnel Evaluation System Review
   - Reflect excellence in dealing with compliance to personnel evaluation
6) Internal Reprimand System Review
7) Publicize and Share Ineffective Items
   - Publicize and share information on ineffective items that were discovered in internal audits
8) Ensure the Effective Functioning of Managers of Money Lending Operations
9) Prevent Administrative Errors through Strict Two-Person Verification and System Response
   - Establish rules
   - Increased bulk shipment at head office and use of cover letter forms for windowed envelopes
10) Simplify Administrative Work of Branch Offices
11) Further Improve Internal Audits
12) Conduct Fact-Finding Surveys at Branch Offices


受 付
ご入金

For Customers

Taking Our Principle of "Customer First" to a Higher Level

The mission of the consumer finance industry is to contribute to the lives of its customers. By financing loans, though not large sums, we are able to help make consumers' dreams come true and enable them to pay for unplanned expenses. Takefuji is constantly working to hear its customers say, "You really helped me out! Thanks a lot!"

The Customer's "Voice" Is Valued

Customer Relations Office

For some customers, there are times when repayment is difficult due to social and other factors during the transaction. For those times, we established the Customer Relations Office to listen to the "voice" of as many customers as possible so that we can counsel the customer and put them at ease.

In FY 2008, we received 123,203 customer calls for consultation and, in FY 2009, 194,629 calls. Of the calls that we receive from customers, for most of them, we are able to resolve customer issues. But regrettably, there are also calls that entail issues we cannot resolve. At those times, our greatest priority is to always protect the customer's interest, which we do by introducing the customer to specialized agencies or other institutions. In this way, we create an environment that is conducive to open consultation with us at any and all times.

We work to foster the mindset needed for counseling and to upgrade our telephone answering technique so that we are able to counsel customers in a courteous and proper manner. To do so, our staff must have a variety of specialized know-how, ranging from knowledge about the Money Lending Business Law to how to listen attentively to customers and how to be receptive. In addition, legal knowledge about the protection of privacy and personal information is also required. To obtain these skills and knowledge, our staff actively participate in outside training and share what they have learned with all Customer Relations Office staff.

The customer's "voice" is swiftly and accurately passed to the management team and relevant departments and then reflected in our management policies. Takefuji will always be there to listen to the "voice" of the customer, with the goal of taking our principle of "Customer First" to a higher level.

Self Declaration of Compliance with International Standard for Complaint Management Systems

Takefuji was the first company in the consumer finance industry to introduce ISO10002, the complaint management system of the International Standards Organization (ISO) and declared itself compliant with it in April 2009.



Benecere card



Takefuji takes customer complaints seriously. At Takefuji, individual customer complaints have been handled by the management team, with a focus on the whole process, from the occurrence of a complaint to the institution and notification of preventive measures, including the examination and specification of measures to prevent their recurrence; in other words, the construction of a complaint management system.

With the goal of raising customer satisfaction, Takefuji will continue to actively accept customer feedback including complaints, foster a business culture that encourages customer service improvement.

Product Mix Responsive to Customer Needs

Takefuji analyzes customer needs in detail and develops new products. In April 2009, as a new benecere brand product, we launched the "benecere Support Nine" (credit limit: ¥90,000; interest rate: 20.0%), which is targeted at new customers and providing support to as many customers as possible.

The Reliable Takefuji Campaign

To gain customer trust, Takefuji has improved its customer service and telephone response techniques so that customers feel at ease. Not only have we improved our customer service techniques, but also we have placed a stronger emphasis on becoming experts on the Money Lending Business Law, on product knowledge and in always looking at things from the customer's point of view. To raise awareness of the importance of customer service response, each year Takefuji sponsors a "Telephone Response Competition," for which one of the female employees in our free call center received the highest award for FY2009.

GOOD NEWS

Encouraged by the Customer

I had finished distributing promotional pocket tissue packets on the street and was cleaning up when a passer-by gave me a bottle of tea on which was written "I am always encouraged by your smiling face to work hard and give my best. You too, work hard and give your best!" On cold days in particular, I didn't really want to go out and distribute promotional tissue packets, but now I want to do an even better job than before.





ATM



Unmanned contradt machine ¥en Musubi



Improving Service under the Motto of "Speedy, Simple and Confidential"

Establishment of Free Call Center

With the number of Internet and mobile users rapidly increasing, we are vigorously expanding our loan outlet channels. We had previously placed the greatest emphasis on face-to-face loan applications, but with the spread of ATMs and the advent of automatic contract machines, there is an increasing need for a simpler, faster and more private application process. In response to these changes, in October 2008 we established the Free Call Center. The Free Call Center smoothly handles everything from receiving loan applications to financing through our specially trained operators, and it has been well received by customers. The number of loan applications has been increasing every month.



As counselors are unable to interact face-to-face with the customer, it is all the more important that they provide a more customer-friendly response and always focus on maintaining a smile in their voice when they speak.

"Takefuji Navi" Launched on Our Website

In March 2009, we launched Takefuji Navi on our website. Takefuji Navi is a navigator that explains the loan application process, repayment system, interest rates and other loan-related matters to first-time users. The system helps to relax customers who would otherwise feel a little uncomfortable when dealing with consumer finance loans, and systematically guiding them in how to use consumer finance loans in a proper manner.



Takefuji Navi

Expansion of ATM Affiliates

Takefuji has expanded its ATM affiliates, not only as channels for funds, but also for repayments. Customers can now use the nationwide network of E-net, Lawson, Seven Bank and regional bank ATMs to repay. As of March 31, 2009, we had a network of 53,743 ATMs available for customer use.

IS90516 / ISO IEC27001 / IJ01329

We have received ISO/IEC27001:2005 certification for consumer financing and credit card-related information processing carried out by our Information Systems Division



Doing Everything Possible to Ensure the Protection of Our Customers' Personal Information

Information Security Management System

We have received information security management system certification. We became the first company in Japan's consumer finance industry to receive ISO/IEC27001:2005*, which means that our information management methods are internationally recognized as being proper and secure.

We do everything possible to protect personal information and have drafted a basic personal information policy in place since 2005.

* ISO/IEC27001:2005 is a set of international information security management system standards based on the UK's BS7799-2 standard.

Advanced Security Measures

Takefuji uses highly secure host computers and rigorous two- and three-fold security systems to check for the presence of information storage media via fingerprint verification and magnetic sensors when a person enters or exits a computer room.

To prevent phishing scams and as a countermeasure against natural disasters, we have installed seismic devices and also deploy data backup systems in the Kanto and Kansai regions. To prevent the leakage of personal information, Takefuji thoroughly educates employees on the details of the Personal Information Protection Law. In addition, employees are encouraged to obtain "Personal Information Officer" qualification and work to raise their ethical standards.

Building a System to Respond to Specified Credit Information Agencies

Money lenders that extend loans to individuals are required to become members of credit information agencies specified by the Prime Minister and to use personal credit information provided by the specified agency once Article 4 of the Money Lending Business Law takes effect.

Takefuji has become a member of the Japan Credit Information Reference Center Corp. (JIC), which is expected to be approved as a specified credit information agency. JIC exchanges information with the Credit Information Center (CIC), which manages personal credit and lease-related information, in order to provide real-time loan status information.

Since 2008, Takefuji has been building a system capable of responding to specified credit information agency system. Above all, Takefuji is expending every possible means to protect personal information, and it is doing everything that it can to make a smooth transition to the time when the law takes full effect.



Magnetic media detection sensor



Fingerprint identification



For Shareholders and Investors
Interactive IR

As a listed company, Takefuji must maintain accountability and therefore promotes an interactive form of investor relations (IR) that reflects the voices of the market, including those of shareholders and investors, in its management.

Disclosure Policy

1. Disclose information sought by shareholders and investors in an appropriate and timely manner.
2. To ensure fair disclosure, important information is disclosed in Japanese and English.
3. Selective disclosure and over disclosure are prohibited.


Shareholders/Investors
• General Shareholders' Meeting
• Video conference calls
• Analysts' briefing
• IR information (e-mail inquiries)
• Company interviews
• Information disclosure
• Video conference
• Analysts' briefing
• Overseas IR road show
• Company interviews
Management

Information Disclosure

Takefuji's website serves as a tool for communicating to shareholders and investors as well as notice to convene Annual General Shareholders' Meetings and notifications of meeting resolutions, monthly data book, Takefuji Report and monthly IR reports in both Japanese and English. Takefuji is constantly working to provide more complete information in an easier to understand format.

Above all, in the disclosure of information on its website, Takefuji attaches importance to posting such information in both Japanese and English at the same time. Not only do we disclose materials related to our financial closing, such as financial results and presentations, we also promote the fair disclosure of information concerning the Articles of Incorporation, and Equity Handling Rules and CSR website including corporate governance and compliance in both Japanese and English to all stakeholders in Japan and abroad.



FTSE4Good Certificate of Membership

Listed on the First Section of the Tokyo Stock Exchange and on the London Stock Exchange, Takefuji also releases important news through both exchanges.

General Shareholders' Meeting

A notice to convene Annual General Shareholders' Meeting—held each year in June—is posted in Japanese and English in advance on our website. In addition, we are constantly making improvements for shareholder and investor convenience. For example, the page containing General Shareholders' Meeting-related information links directly to the corporate governance, compliance, CSR philosophy and other pages that are useful to shareholders and investors.

Introduction of Video Conferencing System

A high-definition ISDN video conferencing system was introduced to enable face-to-face communication, primarily with shareholders and investors abroad. We are actively using the system to report a range of information, including financial results briefings and the Medium-Term Business Plan by top management, and to provide Q&A sessions, which have proven useful in promoting interactive IR.

Overseas IR Road Show

Each year top management visits overseas investors and shareholders and explains the Company's financial results and future vision. Face-to-face IR briefings deepen shareholders' and investors' understanding of the Company and provide valuable opportunities for the Company to gain an understanding of their needs.

Results Briefings for Analysts

For the analysts and institutional investors, Takefuji hosts financial results briefings as it makes important announcements such as 2nd Quarter and year-end results or the medium-term business plan. Top management fulfill their accountability through the presentations given at these meetings.

IR Info

Takefuji views answering questions sent by e-mail to its IR office via ir-info e-mail account as an important platform for communicating with investors and shareholders and attempts to respond to these questions on the same day.

Distribution of Shares by Type of Shareholders (%)



As of March 31, 2009
Number of Shares Issued 144,295,200
Number of Shareholders 54,540
1.2
1.3
8.4
14.2
13.3
10.6
32.2
42.6
33.6
42.6
Financial Institutions
Individuals and Others
Foreign Institutions and Others
Other Institutions
Securities Companies
As of March 31, 2008
Number of Shares Issued 147,295,200
Number of Shareholders 46,667

As of March 31, 2008
Note 1) 2,000 shares under the name of Japan Securities Depositary Center, Inc. are classified as "Other Institutions."
Note 2) 9,647 thousand shares of treasury stock are classified as "Individuals and Others."

As of March 31, 2009
Note 1) 400 shares under the name of Japan Securities Depositary Center, Inc. are classified as "Other Institutions."
Note 2) 9,375 thousand shares of treasury stock are classified as "Individuals and Others."



For Employees

People—the Source of Our Dynamism

"People are a company's asset." At Takefuji, where "personnel" are called "human resources," we focus on education and creating a working environment that is comfortable.

Recruitment

Recognizing that compliance is our top priority, it is absolutely essential that we hire people who will conscientiously follow accepted social standards of behavior, abide by the regulations of and closely follow our internal management manual. Takefuji actively recruits mid-career personnel (including managers) to enrich the quality of its human resources. Employing people with disabilities is also a major pillar of our recruitment policy.

Promotion

To heighten motivation of employees and make full use of their abilities, we employ a merit-based promotion system free from bias related to age or gender. And we address training female block managers and block manager candidates who are trained to become managers. As of March 31, 2009, female managers included three regional branch managers (37.5% of total), 10 block managers (35.7% of total) and 55 branch office managers (26.2%% of total). We are proud of all our managers, who work hard every day and respond with meticulous care, great warmth and sensitivity to customer needs.

Employee Education

Founded on the principle of "Customer First" and a "Spirit of Gratitude," Takefuji has strengthened its employee education.

The new employee training is primarily focused on the mission of consumer finance, ethical standards as a full contributing member of society and the basics of customer service. On-the-job training at branch offices teaches employees how to carry out their work smoothly and properly while educating them about the relationship of business to law.

Management training conducted at the head office covers courses for current and aspiring branch office managers and candidates for the posts of branch office/block managers. The purpose of these trainings is to teach them to fully understand our compliance-based management policy, to abide by the law as managers, instruct their staff in the importance of compliance, raise staff motivation, and allow them to demonstrate their capabilities to the fullest.

Training Sessions Conducted at the Head Office in FY2009

	No. of Sessions	No. of Participants
Managers	15	418
Non-Managerial	5	151

Education and Training System


Yearly Distance-learning Courses (beginning in May)
Employees Join Company
New Graduates Training
Social and business ethics/ Business manners
Follow-up Training after two months
Follow-up Training after five months
Follow-up Training after ten months
Small-scale, On-site Training・OJT at branch officees
Mid-Career Employee Training
Held at each training center
Small-scale, On-site Training・OJT at branch officees
•Training for different Fields / Levels
•Training for Non-Managerial
•Branch Manager Candidate Training
•Branch Manager Training
•Block Manager and Block Manager Candidate Trainging
•Marketing Manager Candidate Training

Employee Welfare and Benefits

Health Management

In cooperation with the Takefuji Health Insurance Association, employees can take advantage of regularly scheduled health examinations, including complete medical checkups and examinations for lifestyle-related diseases. In addition, Takefuji pursues proactive policies for disease prevention and early detection, including physical and mental health counseling by industrial physicians and counseling at specialized institutions, as well as vaccinations for influenza.

Furthermore, Takefuji has established a headquarter to ensure the safety (health) of employees when there is an outbreak of new influenza strains, and it has instituted an action program for infection control and outbreak containment.

Dormitories for Single Employees and Corporate Housing for Transferees

Contracts with Recreational Facilities

Internal Financing, Savings and Investment, Employee Shareholder Association

Childcare and Family Care Leave System

Takefuji strongly believes that maintaining a work-life balance is important for its employees' welfare and therefore supports childcare and family care leave. Currently, 100% of new mothers at Takefuji have taken advantage of childcare leave. We are striving to create a work environment that encourages employees to take paternity leave as well. We aim to enhance childcare support even further, by offering longer childcare leave, time off for taking care of children, and expanding the scope of our shortened workday system. We listen to our employees' opinions on family care leave and are working hard to create a framework that satisfies both employees and their families.

Number of Employees

Full-time Employees	2,415
Male	1,345
Female	1,070
Part-time Employees (Female)	560

Employees Using Child-Care Leave

	No. of Employees	Ratio
FY 2007	48 of 48	100%
FY 2008	51 of 51	100%
FY 2009	54 of 54	100%

Employees with Disabilities

	Total No.of Employees	With Disabilities	Employment Rate
FY 2007	3,981	68	1.70%
FY 2008	3,497	57	1.63%
FY 2009	2,975	59	1.98%

(Non-Consolidated, as of March 31, 2009)

GOOD NEWS

What New Employee Training Taught Me



Through new employees training, I realized the importance of being "grateful to others." My mother has a job but no matter how tired she is, when I come home she prepares everything for me; the dinner is ready, the bath is ready and dishes are done. I realized that I should never take these for granted. I would like to say "thank you" to my mother first.



For Local Communities

Social Contribution Activities Closely Tied to Local Communities


感 謝 状

Letter of Appreciation from HOKKAIDO GUIDE DOGS FOR THE BLIND ASSOCIATION

As a way of expressing our gratitude, we continue encouraging employees at branch offices to engage in social contribution activities that help local communities across Japan.

Held Takefuji Cleanup Campaigns

Once a month, employees volunteer to clean up the streets around our head and branch offices on the Takefuji Cleanup Day. It all began with the idea of finding some way of showing our gratitude to the community. The Takefuji Cleanup Campaign's grass-roots cleanup activities have been commended and presented with the Small Kindness Movement's Small Kindness Award.


感謝状

Letter of Appreciation from a local community in Sapporo, Hokkaido

Supported Guide and Helper Dog Training Associations

Since 1984, Takefuji has been supporting guide and helper dog training associations to help the visually impaired achieve greater integration with society. In FY2010, we established the Monthly Support Enhancement for Guide Dog Training Associations to further support their vital efforts. We have also donated used mobile phones and volunteered at guide dog training association-sponsored events and guide dog fund-raising activities .

Donated 116 Used Eyeglasses

Many people with failing eyesight living in developing countries are unable to have their poor eyesight corrected due to the high cost of eyeglasses. Takefuji asked staff to bring in their used eyeglasses and had them donated to people living in Sri Lanka through the NPO Japan Center for Education, Culture, Wildlife and Natural Conservation in Asia (JECNA).

Participated in JCFA Blood Drive

The Japan Consumer Finance Association (JCFA), of which Takefuji is a member, cooperates with the Japanese Red Cross Society in its blood drive at locations nationwide. Takefuji has been participating in this volunteer activity on an ongoing basis, with 214 people volunteering in FY2009.



Number of Participants in JCFA Blood Drive


10
45
111
214
FY2006
FY2007
FY2008
FY2009



For the Environment

Our Approach to Restore the Environment

To further promote its ongoing environmental activities, Takefuji became a member of Forest Supporters in March 2009.

Forest Supporters Membership

フォレストサポーターズ
美しい森林づくり推進国民運動

Forest Supporters' Logo

In consideration of the impact that humans have on forests, Takefuji began distributing environment-friendly pocket tissue packets—"Eco Tissues"—mixed with bagasse (sugar cane pulp) as a promotional tool. Based on an employee suggestion that we would like to cover the damage at least for the tissues we distribute, we began to participate in forest volunteer activities sponsored by the NPO Morizukuri Forum for Forest Creating in October 2005.

With the aim of expanding these activities, in March 2009 we became a member of Forest Supporters National Campaign to Promote the Creation of Beautiful Forests in order to prevent global warming and pass on a greener world to the next generation.



Forest Preservation Activities

Environmental Impact Indicators

Promoting the activities of environmental preservation, the Company has surveyed the indicators on environmental impact. Here we detail the energy consumption, such as electricity, gas and water, used by the Company's head office building, and the gasoline used for the vehicles owned by 210 branch offices.

Energy Consumption

Source of Energy	FY 2008	FY2009
Electricity used at head office (kWh)	4,842,840	4,865,016
Gas used at head office (m^3)	130,414	108,240
Water used at head office building (m^3)	16,694	14,421
Gasoline used for branch office vehicles (L)	241,833	38,760

CO_2 Emission Conversion Calculations (Unit: kg-CO_2)

Emission Source	FY 2008	FY 2009
Electricity used at head office	2,687,776	2,700,084
Gas used at head office	271,217	225,102
Water used at head office	6,010	5,192
Gasoline used for branch office vehicles	561,454	89,988
Total	3,526,457	3,020,366

(Note) The conversion calculations for kg-CO_2 of electricity and gas used at the head office, and for gasoline used for branch offices vehicles are based on the CO_2 emission coefficient of the Ministerial Ordinance on Calculation of Greenhouse Gas Emissions Emitted by Specified Emitters (March 2006, Ministry of Economy, Trade and Industry and Ministry of the Environment, Ordinance No. 3). In the case of the kg-CO_2 conversion of water used, we used the list of CO_2 emission coefficients (updated in June 2006) provided by the Japan Center for Climate Change Actions (JCCCA).

TAKEFUJI'S HISTORY

Takefuji was founded upon the strong conviction of our founder, Mr. Yasuo Takei, in wanting to help people in need and respond to the needs of as many people as possible.

At the time of our founding, pawnbrokers were at their peak in financing ordinary people. Guarantors and collateral were then nonnegotiable conditions for borrowing money. Our founder introduced unsecured financing without a guarantor, uncharted territory in the finance industry at the time.

Today, the business environment surrounding the industry is undergoing rapid-fire change, but with the idea inherited from our founder, we have progressed to where we are now.

1960s	**1966**	Private company, Fuji Shoji, established by company founder, Mr. Yasuo Takei
1970s	**1971**	Completed new head office building in Itabashi, Tokyo
	1974	Changed company name to TAKEFUJI CORPORATION
	1978	Moved head office to Sunshine 60 Building in Ikebukuro, Tokyo
1980s	**1983**	Registered as consumer finance company in accordance with Money Lending Business Control and Regulation Law
	1984	Completed new head office building in Yaesu, Tokyo
		Started donation to association for the promotion of guide dogs in Japan
	1986	Made private placement of bonds overseas, the first in the industry
1990s	**1992**	Completed new head office building in Nishi Shinjuku, Tokyo
	1995	Introduced ¥en Musubi automated loan contracting machines
	1996	Registered company shares for OTC trading
	1998	Listed on First Section of the Tokyo Stock Exchange
2000s	**2000**	Listed on London Stock Exchange
	2001	Started ATM tie-up operations with convenience stores
	2002	Joined Nippon Keidanren (Japan Business Federation)
	2003	Established the Compliance Administrative Office
	2004	Established Social Contribution Office
		Registered with FTSE4Good Japan Index
	2006	Passing away of Mr. Yasuo Takei, Takefuji founder, Chairman, and former Representative Director
	2007	Established CSR Promotion Office
	2008	Reduced interest rate cap for new customers
		Commenced operation of Free Call Center
		Started "benecere," a new brand
		Began airing new TV commercial that adopted Yuki Uchida as the campaign personality
	2009	Made first donation from benecere card to social action groups







Contents

*These financial statements are based on figures specifically audited for this annual report.

PROFITABILITY

REVENUES

¥ Millions


500,000
400,000
300,000
200,000
100,000
0
360,121
351,259
328,920
270,479
186,349
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Revenues	360,121	351,259	328,920	270,479	186,349
Interest income on Direct Cash Loans	347,474	341,463	318,491	261,981	178,337
Other Financial Income	195	736	3,249	3,088	2,611
Collection from Bad Debts Previously Written Off	8,213	6,559	5,284	3,312	3,235
Other	4,240	2,501	1,897	2,098	2,166
Revenue Growth Rate (%)	(6.3)	(2.5)	(6.4)	(17.8)	(31.1)

OPERATING INCOME

¥ Millions


150,000
100,000
50,000
0
(150,000)
(200,000)
(250,000)
116,437
87,785
(165,031)
44,781
(210,612)
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Operating Income	116,437	87,785	(165,031)(*1)	44,781	(210,612)

(*1) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

ORDINARY INCOME

¥ Millions


150,000
100,000
50,000
0
(150,000)
(200,000)
(250,000)
119,256
92,248
(163,764)
42,285
(214,669)
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Ordinary Income	119,256	92,248	(163,764)(*1)	42,285	(214,669)

(*1) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

NET INCOME

¥ Millions


90,000
60,000
30,000
0
(30,000)
(300,000)
(500,000)
68,726
46,924
(481,274)
14,105
(256,137)
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Net Income	68,726	46,924(*2)	(481,274)(*3)	14,105(*4)	(256,137)

(*2) An extraordinary loss of ¥53.1 billion was recorded due to the adoption of the Accounting Standard for Impairment of Fixed Assets.
(*3) An extraordinary loss of ¥272.0 billion was recorded due to the fact stated in (*1) under Operating Income.
(*4) An extraordinary loss of ¥29.7 billion was recorded due to the liquidation of a debt assumption contract.

PROFITABILITY

OPERATING INCOME / REVENUES RATIO


%
45
30
15
0
(60)
(120)
32.3
25.0
(50.2)
16.6
(113.0)
2005
2006
2007
2008
2009

(%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Operating Income/ Revenues Ratio	32.3	25.0	(50.2)(*)	16.6	(113.0)

(*) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

ORDINARY INCOME / REVENUES RATIO


%
45
30
15
0
(60)
(120)
33.1
26.3
(49.8)
15.6
(115.2)
2005
2006
2007
2008
2009

(%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Ordinary Income/ Revenues Ratio	33.1	26.3	(49.8)(*)	15.6	(115.2)

(*) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

NET INCOME / REVENUES RATIO


%
30
20
10
0
(140)
(150)
19.1
13.4
(146.3)
5.2
(137.5)
2005
2006
2007
2008
2009

(%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Net Income/ Revenues Ratio	19.1	13.4(*1)	(146.3)(*2)	5.2(*3)	(137.5)

(*1) An extraordinary loss of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).
(*3) An extraordinary loss of ¥29.7 billion was recorded due to the liquidation of a debt assumption contract.

SG&A EXPENSES / REVENUES RATIO


%
200
160
120
80
40
0
61.2
69.2
143.7
75.7
202.8
2005
2006
2007
2008
2009

(¥ Millions / %)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
SG&A Expenses / Revenues (%)	61.2	69.2	143.7(*)	75.7	202.8
Operating Expenses	243,684	263,474	493,951	225,698	396,961
Financial Expenses	23,136	20,546	21,297	20,931	19,049
General and Administrative Expenses	220,548	242,928	472,654(*)	204,767	377,911

Note: SG&A Expenses / Revenues Ratio = Costs and Expenses excluding expenses related to financing / Revenues x 100
(*) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

PROFITABILITY

PERSONNEL EXPENSES / REVENUES RATIO


%
10
8
6
4
2
0
6.9
6.3
6.3
7.3
9.1
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Personnel Expenses	24,924	22,034	20,581	19,785	16,894
Revenues	360,121	351,259	328,920	270,479	186,349
Personnel Expenses / Revenues (%)	6.9	6.3	6.3	7.3	9.1

ADVERTISING EXPENSES / REVENUES RATIO


%
5
4
3
2
1
0
1.8
3.5
3.0
1.8
2.3
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Advertising Expenses	6,479	12,298	9,826	4,853	4,250
Revenues	360,121	351,259	328,920	270,479	186,349
Advertising Expenses / Revenues (%)	1.8	3.5	3.0	1.8	2.3

ASSETS

TOTAL ASSETS


¥ Millions
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,903,991
1,770,909
1,583,172
1,392,899
958,464
2005
2006
2007
2008
2009

(¥ Millions / %)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Total Assets	1,903,991	1,770,909	1,583,172	1,392,899	958,464
Current Assets	1,644,267	1,552,258	1,447,034	1,263,789	886,541
Fixed Assets	176,789	145,960	136,137	129,110	71,923
Deferred Charges	82,935	72,692	–	–	–
Current Ratio (%)	1,017.5	628.4	1,094.0	1,108.6	714.0
Other Assets Ratio (%)	18.4	15.0	29.7	29.8	48.1

Notes: 1. Current Ratio=Current Assets (Fiscal year-end)/Current Liabilities (Fiscal year-end) x100
2. Other Assets Ratio=Other Assets (Fiscal year-end)/Shareholders' Equity (Fiscal year-end) x100

ORDINARY INCOME / TOTAL ASSETS RATIO & NET INCOME / TOTAL ASSETS RATIO


%
10
5
0
(5)
(10)
(30)
6.3
5.0
3.6
2.6
2.8
0.9
(9.8)
(28.7)
(18.3)
(21.8)
2005
2006
2007
2008
2009

(%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Ordinary Income / Total Assets	6.3	5.0	(9.8)(*2)	2.8	(18.3)
Net Income / Total Assets (ROA)	3.6	2.6(*1)	(28.7)(*2)	0.9	(21.8)

Notes: 1. Ordinary Income/Total Assets (Yearly Average) x 100
2. Net Income/Total Assets (Yearly Average) x 100
(*1) The other expenses of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY & EQUITY RATIO



¥ Millions
%
1,000,000
800,000
600,000
400,000
200,000
0
75
60
45
30
15
0
960,719
973,626
457,714
433,734
149,507
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Shareholders' Equity(*1)	960,719	973,626	457,714	433,734(*2)	149,507
Equity Ratio (%)	50.5	55.0	28.9	31.1	15.6

Notes: (*1) Including acquisition of treasury stock
(*2) The Company recorded ¥488.8 billion of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

RETURN ON EQUITY (ROE)



%
12
9
6
3
0
(90)
7.4
4.9
3.2
(67.2)
(87.8)
2005
2006
2007
2008
2009

(%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Return on Equity	7.4	4.9(*1)	(67.2)(*2)	3.2(*3)	(87.8)

Notes: Return on Equity = Net Income / Shareholders' Equity (Yearly average) ×100
(*1) Other expenses of ¥53.1 billion were recorded due to the adoption of the Accounting Standard for Impairment of Fixed Assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).
(*3) An extraordinary loss of ¥29.7 billion was recorded due to the liquidation of a debt assumption contract.

PER SHARE DATA

NET INCOME PER SHARE



¥
600
400
200
0
(200)
(2,000)
(3,500)
487.94
333.18
(3,420.42)
100.63
(1,880.05)
2005
2006
2007
2008
2009

(¥)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Net Income per Share	487.94	333.18(*1)	(3,420.42)(*2)	100.63(*3)	(1,880.05)
Adjusted Yearly Weighted Average Number of Shares Outstanding (Thousand)	140,723	140,706	140,706	140,172	136,239

Notes: (*1) Other expenses of ¥53.1 billion were recorded due to the adoption of the Accounting Standard for Impairment of Fixed Assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).
(*3) An extraordinary loss of ¥29.7 billion was recorded due to the liquidation of a debt assumption contract.

NET ASSETS PER SHARE & DIVIDENDS PER SHARE



¥
¥
7,500
6,000
4,500
3,000
1,500
0
250
200
150
100
50
0
6,827.41
6,919.26
3,252.98
3,151.03
1,108.12
2005
2006
2007
2008
2009

(¥)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Shareholders' Equity per Share	6,827.41	6,919.26	3,252.98(*)	3,151.03	1,108.12
Dividends per Share	100.00	230.00	230.00	180.00	50.00

(*) The Company recorded ¥488.8 billion of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding (Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37).

FUNDING

INTEREST-BEARING DEBT & FUNDING INTEREST RATE


¥ Millions
%
1,000,000
3.5
800,000
3.2
600,000
2.9
400,000
2.6
200,000
2.3
0
0
880,813
715,856
597,840
539,364
365,741
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended		2005/3	2006/3	2007/3	2008/3	2009/3
Debt		880,813	715,856	597,840	539,364	365,741
Short-Term Debt		—	—	—	—	—
Long-Term Debt		880,813	715,856	597,840	539,364	365,741
Funding Interest Rate		2.22	2.19	2.78	3.01	2.81

DIRECT / INDIRECT RATIO


29.9%
43.4%
56.6%
70.1%
As of March 31, 2008
As of March 31, 2009
Indirect funding
Bonds

FUNDING SOURCES


0.3%
0.9%
2.3%
1.0%
0.9%
3.4%
23.2%
22.2%
29.9%
43.4%
42.6%
29.9%
As of March 31, 2008
As of March 31, 2009
Bonds
Securitizations
Foreign Banks and Other Institutions
Japanese Banks
Life and Casualty Insurance Companies
Lease / Finance Companies

FUNDING STRUCTURE BY BASE INTEREST RATES


0.6%
0.3%
0.5%
12.4%
87.1%
99.1%
As of March 31, 2008
As of March 31, 2009
Fixed-Rate
Long-Term Prime Rate
Yen LIBOR and Others

OPERATIONAL DATA (NON-CONSOLIDATED)

DIRECT CASH LOANS TO CUSTOMERS

DIRECT CASH LOANS TO CUSTOMERS & NUMBER OF ACCOUNTS



¥ Millions
(Accounts) Thousand
2,000,000 3,000
1,600,000 2,400
1,200,000 1,800
800,000 1,200
400,000 600
0 0
1,568,725
1,540,046
1,431,848
1,195,328
861,517
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Direct Cash Loans to Customers	1,568,725	1,540,046	1,431,848	1,195,328	861,517
Growth Rate (%)	(0.6)	(1.8)	(7.0)	(16.5)	(27.9)
Number of Accounts	2,442,560	2,322,917	2,125,599	1,833,316	1,480,683
Number of Credit Cardholder Accounts	218,957	254,665	284,825	294,860	275,684
Average Balance Outstanding per Account (¥ Thousand)	642	663	674	652	582

DIRECT CASH LOANS TO CUSTOMERS BY JAPANESE GEOGRAPHICAL REGION



20.7 Billion
2.4%
34.4 Billion
4.0%
88.9 Billion
10.3%
46.6 Billion
5.4%
72.5 Billion
8.4%
123.5 Billion
14.3%
Total
861.5
(¥ Billions)
361.6 Billion
42.0%
113.3 Billion
13.2%

As of March 31, 2009

Hokkaido Tohoku Kanto Chubu Kinki
Chugoku Shikoku Kyushu

DIRECT CASH LOANS TO CUSTOMERS BY INTEREST RATE



8.4%
9.0%
1.4%
32.0%
5.0%
11.5%
48.2%
34.9%
24.9%
13.8%
3.3%
7.6%
As of March 31, 2008
As of March 31, 2009

More than 27% 25%–27% 20%–25% 18%–20%
15%–18% 15% or less

DIRECT CASH LOANS TO CUSTOMERS BY AMOUNT



13.2%
6.8%
8.3%
4.5%
16.9%
16.9%
70.3%
63.1%
As of March 31, 2008
As of March 31, 2009

¥300,000 or less More than ¥300,000 – ¥500,000
More than ¥500,000 – ¥1,000,000
More than ¥1,000,000

CREDIT LOSSES

ALLOWANCE FOR DOUBTFUL ACCOUNTS



¥ Millions
150,000
120,000
90,000
60,000
30,000
0
137,000
150,430
151,262
143,998
96,994
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Allowance for Doubtful Accounts	137,000	150,430	151,262	143,998	96,994

WRITE-OFFS



¥ Millions
%
150,000
120,000
90,000
60,000
30,000
0
20
16
12
8
4
0
112,858
91,183
100,279
98,248
144,404
2005
2006
2007
2008
2009

(¥ Millions/%)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Write-offs	112,858	91,183	100,279	98,248	144,404(*)
Write-offs / Outstanding Loans (%)	7.19	5.92	7.00	8.22	16.75
Collection from Bad Debts Previously Written Off	8,213	6,559	5,284	3,312	3,235
Net Credit Losses	104,646	84,624	94,994	94,936	141,169
Net Credit Loss Ratio (%)	6.67	5.49	6.63	7.94	16.38

Note: (*) As for waivered portion of principal of restructured loans, which was written off at the full repayment, accumulated ¥46.1 billion was collectively written off.

REFUND OF INTEREST RECEIVED FROM CUSTOMERS AND INTEREST REPAID (PORTION OF PRINCIPAL IMPAIRED)

REFUND OF INTEREST RECEIVED FROM CUSTOMERS



¥ Millions
150,000
120,000
90,000
60,000
30,000
0
10,981
18,699
64,050
99,154
145,030
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Refund of Interest Received from Customers	10,981	18,699	64,050	99,154	145,030

INTEREST REPAID (PORTION OF PRINCIPAL IMPAIRED)



¥ Millions
75,000
60,000
45,000
30,000
15,000
0
17,321
44,669
61,242
67,531
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Interest Repaid (Portion of Principal Impaired)	–	17,321	44,669	61,242	67,531

(*) This item had been included in write-offs until FY2005/3.

ANALYSIS OF LOAN PORTFOLIO

OUTSTANDING LOANS BY TYPE (MONTHLY AVERAGE)


¥ Millions
¥ Billions
100,000
80,000
60,000
40,000
20,000
0
2,000
1,600
1,200
800
400
0
1,569
1,540
1,432
1,195
862
43,349
41,180
34,588
21,615
12,396
10,305
9,433
8,190
3,561
906
3,215
3,704
2,867
1,573
1,223
2005
2006
2007
2008
2009
Additional Loans Under Existing Contracts
Loans Under New Contracts
Repeat Contracts
Total Outstanding Loans (Year-End Balance)

NEW LOANS AND NET INCREASE (EXCLUDING CREDIT CARD)


¥ Millions
1,000,000
750,000
500,000
250,000
0
(250,000)
(500,000)
(750,000)
(1,000,000)
682,445
651,814
547,768
320,997
174,316
(579,629)
(572,036)
(511,083)
(398,109)
(296,271)
2005
2006
2007
2008
2009
Loans
Write-offs
Repayments
Outstanding Loan Changes

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Write-offs	(112,820)	(108,456)	(100,216)	(98,173)	(144,331)(*)
Interest Repaid (Portion of Principal Impaired)	—	—	(44,667)	(61,235)	(67,527)
Outstanding Loan Changes	(10,004)	(28,678)	(108,198)	(236,520)	(333,811)

Note: (*) As for waivered portion of principal of restructured loans, which was written off at the full repayment, accumulated ¥46.1 billion was collectively written off.

PER EMPLOYEE DATA

DIRECT CASH LOANS TO CUSTOMERS PER EMPLOYEE



¥ Millions
Accounts
500
400
300
200
100
0
1,000
800
600
400
200
0
451
486
490
455
357
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Direct Cash Loans to Customers per Employee	451	486	490	455	357
Number of Customer Accounts per Employee	703	733	728	698	613
Number of Employees at Fiscal Year-End	3,476	3,171	2,920	2,625	2,415

PROFITABILITY PER EMPLOYEE



¥ Millions
48
36
24
12
0
(90)
33
27
(57)
17
(88)
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Revenue per Employee	103	110	112	103	77
Operating Income per Employee	33	27	(57)	17	(88)
Ordinary Income per Employee	34	28	(57)	15	(89)
Net Income per Employee	19	12	(165)	5	(106)

PER BRANCH OFFICE DATA

DIRECT CASH LOANS TO CUSTOMERS PER MANNED BRANCH OFFICE



¥ Millions
Accounts
4,000
3,200
2,400
1,600
800
0
7,500
6,000
4,500
3,000
1,500
0
2,971
2,945
3,040
3,320
4,102
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Direct Cash Loans To Customers per Manned Branch Office	2,971	2,945	3,040	3,320	4,102
Number of Customer Accounts per Manned Branch Office	4,626	4,442	4,513	5,093	7,051
Number of Manned Branch Offices at Fiscal Year-End	528	523	471	360	210

PROFITABILITY PER MANNED BRANCH OFFICE



¥ Millions
300
200
100
0
(500)
(1,000)
217
166
(352)
122
(1,008)
2005
2006
2007
2008
2009

(¥ Millions)

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Revenue per Manned Branch Office	676	669	696	748	883
Operating Income per Manned Branch Office	217	166	(352)	122	(1,008)
Ordinary Income per Manned Branch Office	223	172	(352)	113	(1,027)
Net Income per Manned Branch Office	126	75	(1,022)	36	(1,223)

BRANCH OFFICE NETWORK

NUMBER OF BRANCH OFFICES



2,000
1,600
1,200
800
400
0
1,893
1,898
1,729
1,500
1,051
1,364
1,374
1,257
1,139
840
528
523
471
360
210
2005
2006
2007
2008
2009

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Number of Manned Branch Offices	528	523	471	360	210
Number of Unmanned Branch Offices	1,364	1,374 (*)	1,257 (*)	1,139 (*)	840
Number of ¥en Musubi	1,893	1,898 (*)	1,729 (*)	1,500 (*)	1,051

Notes: In addition, there has been one Internet branch office since 2000/3.
(*) Unmanned branch offices, including automatic quick-loan application machines

NUMBER OF BRANCH OFFICES BY JAPANESE GEOGRAPHICAL REGION



Nationwide
210
(840)
Offices
15
(40)
17
(66)
74
(183)
28
(181)
39
(154)
10
(59)
5
(40)
22
(117)

As of March 31, 2009

Hokkaido Tohoku Kanto Chubu Kinki Chugoku Shikoku Kyushu

Note: Numbers in parentheses indicate unmanned branch offices, excluding the Internet branch office.

BRANCH OFFICES BY NUMBER OF EMPLOYEES



Manned
Branch Offices
211
(56)
3.8%
8 (2)
37.0%
78 (11)
59.2%
125 (43)

As of March 31, 2009

Number: 5 or less Number: 6 – 9 Number: 10 or more

Note: Numbers in parentheses indicate female office managers.
Total number of manned branch offices includes one Internet branch office.

MANNED BRANCH OFFICES BY OUTSTANDING LOANS



1.9%
19.0%
28.9%
50.2%
Manned
Branch Offices
211

As of March 31, 2009

Direct Cash Loans: Less than ¥1 billion	Offices: 4
Direct Cash Loans: ¥1 billion – ¥2 billion	Offices: 40
Direct Cash Loans: ¥2 billion – ¥3 billion	Offices: 61
Direct Cash Loans: ¥3 billion or more	Offices: 106

Note: Total number of manned branch offices includes one Internet branch office.

NUMBER OF ATMs


Takefuji ATMs
Tie-up ATMs
2,500
2,000
1,500
1,000
500
0
60,000
48,000
36,000
24,000
12,000
0
52,320
53,743
36,191
43,425
46,216
2,029
2,025
1,856
1,618
1,161
2005
2006
2007
2008
2009

Fiscal Year Ended	2005/3	2006/3	2007/3	2008/3	2009/3
Number of Takefuji ATMs	2,029	2,025	1,856	1,618	1,161
Number of Tie-up ATM and CDs*	36,191	43,425	46,216	52,320	53,743
Total	38,220	45,450	48,072	53,938	54,904

*Cash Dispencers

COMPOSITION OF TRANSACTIONS BY TYPE (As of March 31, 2009)


0
20
40
60
80
100
(%)
Loan Withdrawals
57.4%
39.9%
2.7%
Repayments
43.8%
30.3%
2.4%
0.0%
0.1%
23.4%
Total
46.7%
32.3%
2.4%
0.0%
0.1%
18.5%
Takefuji ATM
Tie-up ATM
Office
Bank Account Transfer
Registered Mail
Collection Visit

LOAN AMOUNT PER ATM TRANSACTION


4.1%
16.0%
12.7%
3.4%
9.8%
As of March 31, 2009
37.1%
16.9%
Less than ¥10 thousand
¥10 – ¥19 thousand
¥20 – ¥29 thousand
¥30 – ¥39 thousand
¥40 – ¥49 thousand
¥50 – ¥100 thousand
More than ¥100 thousand

REPAYMENT AMOUNT PER ATM TRANSACTION


3.2%
3.2%
11.6%
5.4%
26.5%
As of March 31, 2009
21.4%
28.7%
Less than ¥10 thousand
¥10 – ¥19 thousand
¥20 – ¥29 thousand
¥30 – ¥39 thousand
¥40 – ¥49 thousand
¥50 – ¥59 thousand
More than ¥60 thousand

NEW CUSTOMER-RELATED DATA

NEW CUSTOMER ACQUISITION BY MEDIA



(%)
0
10
20
30
40
50
60
70
80
90
100
Year ended March 31, 2008
Office Counter
8.5%
21.9%
20.3%
23.4%
3.0%
22.9%
¥en-Musubi
9.8%
4.7%
24.7%
40.7%
8.9%
11.2%
Total
9.4%
10.2%
23.3%
35.2%
7.0%
14.9%
Year ended March 31, 2009
Office Counter
5.5%
9.9%
13.3%
13.0%
2.5%
55.8%
¥en-Musubi
10.2%
4.4%
24.0%
37.7%
8.0%
15.7%
Total
8.7%
6.2%
20.4%
29.5%
6.2%
29.0%
Word of Mouth, Introduction
Distributed Materials
Signs
TV
Newspaper, Magazine
Other

PLACE OF CONTRACT (NEW ACCOUNTS)



11.9%
36.8%
51.3%
FY Ended March 2009
Over the Office Counter
¥en-Musubi (During regular office hours)
¥en-Musubi (After regular office hours)

NUMBER OF BORROWINGS FROM OTHER CONSUMER FINANCE COMPANIES — NEW CUSTOMERS



0.5%
10.2%
18.8%
44.3%
26.2%
FY Ended March 2009
0
1
2
3
4


(%)
0
10
20
30
40
50
60
70
80
90
100
Gender
Existing
Male 69.7%
Female 30.3%
New
Male 75.3%
Female 24.7%
Marital Status
Existing
Married 49.4%
Single 50.6%
New
Married 42.1%
Single 57.9%
Age
Existing
20s 12.9%
30s 25.1%
40s 21.0%
50s and over 41.0%
Male 70.7%
29.3%
Female
Male 73.0%
27.0%
Female
Male 73.2%
26.8%
Female
Male 65.5%
Female 34.5%
New
20s 31.8%
30s 23.8%
40s 19.4%
50s and over 25.0%
Male 70.5%
Female 29.5%
Male 76.6%
23.4%
Female
Male 77.4%
22.6%
Female
Male 78.4%
21.6%
Female
Health Insurance
Existing
Company Health Insurance 55.2%
National Health Insurance 44.8%
New
Company Health Insurance 57.8%
National Health Insurance 42.2%
Residence
Existing
Own House 15.9%
Own House (with Mortgage) 3.9%
House Owned by Family Member 30.1%
Rented House 12.2%
Apartment 16.1%
Public Housing Apartment
8.0%
Condominium
7.8%
Company-owned House 2.6%
Dormitory
3.4%
New
Own House 15.6%
Own House (with Mortgage) 5.3%
House Owned by Family Member 29.1%
Rented House 13.5%
Apartment 16.9%
Public Housing Apartment
6.6%
Condominium
7.6%
Company-owned House 2.5%
Dormitory
2.9%

As of March 31, 2009

CUSTOMER PROFILES


(%)
0
10
20
30
40
50
60
70
80
90
100
Length of Residence
Existing
Less than 1 year 0.4%
1 – 3 years 1.8%
3 – 5 years
3.3%
5 – 10 years 12.3%
More than 10 years 82.2%
New
1 – 3 years 15.8%
3 – 5 years 10.2%
5 – 10 years 16.2%
More than 10 years 52.0%
Less than 1 year 5.8%
Occupation
Other 0.2%
Home makers 2.6%
Public Servants 2.1%
Existing
Company Employees 83.5%
Self-employed 11.6%
New
Company Employees 84.7%
Self-employed 11.6%
Public Servants 3.0%
Home makers 0.4%
Other 0.3%
Length of Employment
Less than 1 year 2.9%
Existing
1 – 3 years 9.0%
3 – 5 years 12.0%
5 – 10 years 23.8%
More than 10 years 52.3%
New
Less than 1 year 13.2%
1 – 3 years 27.0%
3 – 5 years 14.6%
5 – 10 years 16.7%
More than 10 years 28.5%
Size of Company by Employees
Existing
30 employees or less 63.0%
31 – 100 17.1%
101 – 500 11.6%
More than 501 8.3%
New
30 employees or less 54.0%
31 – 100 18.9%
101 – 500 15.0%
More than 501 12.1%
Annual Income
Less than ¥2 million 7.0%
¥2 – ¥3 million 8.8%
Existing
¥3 – ¥4 million 27.4%
¥4 – ¥5 million 29.4%
More than ¥5 million 27.4%
New
¥2 – ¥3 million 22.8%
¥3 – ¥4 million 28.1%
¥4 – ¥5 million 16.7%
More than ¥5 million 20.1%
Less than ¥2 million 12.3%

As of March 31, 2009

1. Features of Products Offered

1. Speedy procedures
2. Unsecured (no collateral) and unguaranteed loans
3. Confidentiality strictly upheld
4. Interest calculated daily
5. Revolving loan method

2. Loan Application Procedures (Over the Office Counter)


Visit office to apply
Fill out consent forms
Provide statement of health insurance or driver's license
Provide statement of salary
Copy identification card, etc.
Credit checked with reference to credit criteria of credit information organizations and Takefuji Information Center
Fill out Takefuji Card membership application form and customer card, check list and acceptance form
Request to fill out application form
In compliance with Money Lending Business Law
Consultation and scoring
Information on application verified
In accordance with the Law for Prevention of Transfer of Criminal Proceeds
1. Confirm present address
2. Confirm name
3. Confirm date of birth
Confirm employment
Computerized counseling
Credit criteria
Credit limit calculated
Print out scoring sheet
Office manager gives approval
Computer registration
Explanation of repayment sheets
Return identification card, etc.
Input data
Card loan facility contract drawn up
Explain repayment rules
Deliver contract copy and card member agreement, Q&A sheet
Cashing card issued
Receipt issued
(Stating outstanding balance)
Cash delivered to customer
Loan application and screening
Credit decision
Contract execution

Notes: Loans exceeding ¥500,000 are subject to stringent assessment by the Company' s Examination Dept.
"Specified Purpose Loans" are not revolving loans.

3. Loan Application Procedures (¥en-Musubi)


Applicant (Unmanned Machine Booth)
Operator (Loan Application Center)
Visit booth
Fill out consent forms
Fill out Takefuji Card membership application & customer card
Fill out check list and acceptance form
Set of check list and acceptance forms
Scanner
Consent forms displayed, printed out
Insert Takefuji Card membership application & customer card into machine
Scanner
Print out
Input necessary items
Touch panel
Computer at Loan Application Center
Credit is checked with reference to credit criteria of credit information organizations and Takefuji Information Center
Health insurance card
Driver's license
Camera
Customer image
Print out scoring sheet
Place ID's in machine
Scanner
Print out
Information on application is verified
1. Confirm present address
2. Confirm name
3. Confirm date of birth
Loan application and screening
Explanation: repayment, various services
Computerized counseling
Credit criteria
Calculation of credit limit
Office manager's approval
Input approved amount
Credit decision
Input scoring data
Contract issued
Card loan contract & terms
Computer at Loan Application Center
Instruction to issue contract
Signature
Card loan contract & terms
Insert contract
Contract execution
Receive contract copy
Deliver user manual
Card loan contract & terms (copy)
Card loan contract & terms
(Stays in machine)
Card issued
Computer at Loan Application Center
Instruction to issue card
benecere card issued
Advice to keep card member agreement

4. Loan Review Procedures

The consumer finance industry is built around convenience, achieved with quick loans which require neither security nor guarantees. In order to offer such loans, the Company has developed the following standards and procedures, drawing on experience accumulated during its years in the field.

(1) Credit limits and conditions vary by occupation, age, income and other relevant factors, based on extensive data on past repayment histories.
(2) Identity, employment, address and other key items of information are carefully confirmed.
(3) The prospective customer's creditworthiness is determined at the time of loan application, in part by running checks with Takefuji Information Center, which manages a database on Takefuji customers, and the individual credit information center of the Federation of Credit Bureaus of Japan. Loans are not extended to individuals who are found to have previously defaulted or who already hold a large number of loans. In March 1987, the exchange of personal credit information on customers was initiated between the banking, credit sales and consumer finance industries in order to further reduce the risk of non-performing loans.
(4) The yen limit of the loans is calculated based on both the customer's demonstrated creditworthiness and by reference to standards set according to yearly income. The average amount of a new loan on first application currently stands at around ¥159 thousand. The credit limit may be increased depending on such factors as customer's payment records. The average balance of loans outstanding per customer was around ¥583 thousand as of March 2009.

5. Payment

The Company adopts a fixed payment date system.
(1) Fixed payment date
For the customer's convenience, the payment date is established as one of the three days following his or her monthly payday. Thus the customer can always make the monthly payment on the same convenient date.
(2) Payment amount
Minimum payment amounts are determined and fixed according to the size of the loan and number of payments.
(3) Administration of receivables
a. Delinquency
The day following the agreed payment date is considered the date when delinquency occurs, and the days of delinquency are calculated accordingly.
b. Renewal of due date
The due date is revised to the next payment date when
1) payment of one month's principal and interest due is received or
2) payment of an amount greater than the interest due by the following payment date is received.

6. Individual Credit Information Organizations

(1) Overview of Takefuji's comprehensive credit checks (As of March 31, 2009)

Items \ Organization	Takefuji Information Center	The Federation of Credit Bureaus of Japan	Japanese Bankers Association Personal Credit Information Center	Credit Information Center Corp.
Type of organization	Takefuji's independent information center (Began operations in July 1983)	Association of 33 independent credit information centers, including companies and cooperative associations (Began operations in September 1976)	Center for the collection of personal credit information (Began operations in 1988)	Agency for the collection of consumer credit information (The Shinpan and the credit card industry) (Began operations in September 1984)
Number of members	211 offices in Japan, including 1 Internet office	1,255 companies and 2,792 offices	1,358 companies	1,056 companies
Users	Purposes 1. Established to fill a need for communication between credit information centers, which did not exist previously 2. To avoid setting up Takefuji accounts at more than one branch for the same individual	(Membership) Consumer finance companies	(Membership) Primarily banks, financial institutions and affiliated companies	(Membership) Primarily consumer credit and credit card companies
Accumulated data (Approximate)	10,700,000 listings	23,750,000 listings	97,150,000 listings	502,720,000 listings
Inquiries and responses per month (Approximate)	52,000	5,540,000	Members: 950,000 Partnering intelligence agencies: 510,000	Members: 12,400,000 Partnering intelligence agencies: 1,620,000
Method of inquiry and response	Online inquiries and responses through computer network	① Dedicated terminals ② CPU connection ③ Magnetic media	① Online real-time (EDP and terminal) ② File transfer	① Online transmission ② Computer and CPU connection ③ CMT and other methods

Note: The Federation of Credit Bureaus of Japan changed its name to Japan Credit Information Reference Center Corp. and took over credit information business of 33 reference centers of former Federation of Credit Bureaus of Japan.

(2) Purpose

In order to prevent the increase of individuals who take on excessive borrowings from multiple sources, the Company utilizes four credit information organizations to make meticulous identification of problem credit risks and to protect consumers. Careful observance of these basic premises helps the Company to maintain sound operations.

1. Takefuji Information Center
   Real-time information on customer accounts eliminates the possibility that an individual may open multiple accounts by visiting more than one Takefuji branch office.
2. The Federation of Credit Bureaus of Japan
   This center, which supplies information to consumer finance companies, comprises 33 independent credit information centers linked by an online computer network throughout Japan to collect personal credit information.
3. Personal Credit Information Center of the Japanese Bankers Association (JBA)
   This is a banking information center operated by JBA, securing consumer personal credit information on a nationwide level.
4. Credit Information Center Corp.
   Supported by trusts from members and consumers, this center strives to build better protection for personal credit information. Together with this, the center aims to contribute to the creation of an affluent, sound society through its activities, which strive to develop a healthy consumer credit business.

Note: At the implementation of Article 3 of the Amendment Law, Specified Credit Information Agency System was introduced. The system requires to specify credit information agencies, which meet certain requirements such as appropriate management of information and acquiring information of loans from all non-banking lenders. At the full enforcement of the Amendment Law, money lenders are required to utilize credit information from all the specified credit information agencies when concluding contracts.

7. Debt Collection

(1) Three basic strategies to minimize the risk of delinquency.
- a. Appropriate credit lines are established based on the Company's accumulated data and know-how.
- b. Payment dates are set to maximize customer convenience.
- c. In the event of non-payment, loan collection efforts are made promptly and efficiently.

(2) Loan collection operations

Type of delinquent account	Before payment date (Excluding delinquencies involving third party)	1-90 days in arrears	More than 90 days in arrears	Written-off accounts	Refund of interest received from customers	Voluntarily & legally administered, bankrupt and court-led rehabilitation delinquencies
Responsible unit	Branch office/Regional loan collection office/ Loan Administration Division at head office	Branch office	Regional loan collection office	Loan Administration Division		
				1st Loan Administration Dept.	2nd Loan Administration Dept.	3rd Loan Administration Dept.
Description	• Written notice of repayment date five days prior • Telephone reminder on repayment date	• Contact by telephone and postal mail • Contact by e-mail	• Contact by telephone and postal mail • Contact by e-mail • Payment request and legal proceedings	• Contact by telephone and postal mail	• Negotiations of delinquencies involving attorneys and judicial scriveners	• Collection, administration and negotiations of delinquencies involving attorneys and judicial scriveners

(3) Internal restrictions on collection activities

a. Request by telephone
- Frequency: total of three calls per day (Maximum per customer).
- Time: from 8:10 a.m. to 8:50 p.m., but:
  Request for one day past due loans should be made after 8:30 a.m. and morning calls are prohibited when the customer's working hours are at night.

b. Request by written notice or e-mail
- Frequency: There must be a three-day interval between two requests. Not allowed to contact customer asking for repayment other than at home address and without proper reasons.

8. Maximum Lending Rate (MLR)



(%)
60
50
40
30
20
10
0
MLR by Capital Subscription Law
Annual interest rate 40.004% (91/11)
Annual interest rate 29.20% (00/6)
Annual interest rate 29.20% (90/1)
Takefuji's MLR
Annual interest rate 27.375% (96/2)
Annual interest rate 18.00% (08/1)
Annual interest rate 20.00% (09/5)
'90
'91
'96
'00
'07
'08
'09

9. Average Yield on Direct Cash Loans to Customers (Interest Income/Average Outstanding Balance)

Item / FY Ended	2004/3	2005/03	2006/03	2007/03	2008/03	2009/03
Actual yield per annum (%)	22.50	21.74	21.66	20.92	19.29	16.53

INDUSTRY DATA

OUTSTANDING CONSUMER LOANS



¥100 Millions
500,000
400,000
300,000
200,000
100,000
0
374,035
372,867
355,959
351,211
356,620
358,517
352,849
346,492
344,999
330,471
315,477
294,078
59,634
65,179
71,371
78,586
88,489
96,918
102,357
101,755
101,571
98,862
92,107
80,536
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
Total Consumer Loans
Specialized Consumer Loan Companies

Source: Japan Consumer Credit Association

MARKET SHARE BY COMPANY (NON-CONSOLIDATED BASIS)



Takefuji
¥861.5 Billion
12.6%
ACOM
¥1,171.9 Billion
17.1%
PROMISE
¥1,016.6 Billion
14.9%
AIFUL
¥842.8 Billion
12.3%
CFJ
¥780.0 Billion
11.4%
Other
¥2,170.3 Billion
31.7%
6,843.1
(¥ Billions)

As of March 31, 2009

Source: The Japan Finance News

Note: The aggregate companies total with outstanding loan over ¥10 billion.

Contents

FIVE-YEAR SUMMARY

	Millions of yen					Thousands of U.S. dollars*
	2009	2008	2007	2006	2005	**2009**
Direct cash loans to customers	**¥ 861,517**	¥1,195,328	¥1,431,848	¥1,540,046	¥1,568,725	**$8,790,990**
Revenues	**186,349**	270,479	328,920	351,259	360,121	**1,901,520**
Income (loss) before income taxes	**(229,936)**	10,542	(436,773)	70,402	115,940	**(2,346,286)**
Net income (loss)	**(256,137)**	14,105	(481,274)	46,924	68,726	**(2,613,643)**
Total net assets	**149,648**	433,775	457,715	972,257	960,718	**1,527,020**
Total assets	**958,464**	1,392,899	1,583,172	1,696,849	1,821,056	**9,780,245**
Number of accounts (thousands)	**1,481**	1,833	2,126	2,323	2,443	—
Number of manned branches	**210**	360	471	523	528	—
Number of employees	**2,434**	2,643	2,938	3,184	3,491	—

*U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥98=US$1, a mean telegraphic transfer rate on March 31, 2009 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, FINANCIAL CONDITION, AND CASH FLOWS

Financial Review

As referred to under Operating Environment on page 59, the Japanese economy entered a serious recessionary phase during FY2009, ended March 31, 2009.

In this environment, TAKEFUJI CORPORATION ("the Company") adopted measures during FY2009 to ensure that business is conducted in a sound and stable manner for the foreseeable future. Firstly, credit was extended to our customers on a very selective basis, with a view toward the worsening economic environment as well as the total credit limit for each customer to be implemented under the revised Money Lending Business Law, which will come into effect by June 2010. Secondly, we introduced a new product under the new "benecere" brand name in order to offer attractive interest rates to preferred customers in terms of credit standings. Thirdly, we have continued the rationalization of the operating platform by closing down manned and unmanned branch offices in order to reduce costs. Finally, during the third-quarter of the fiscal year we decided to provide an additional amount for interest refund claims from customers and take additional write-offs for certain loans to customers. As a result of these initiatives, the balance of direct cash loans to customers at the end of FY2009 was ¥861,517 million (down 27.9% from FY2008), revenues for the year totaled ¥186,349 million (down 31.1% from the FY2008), operating loss amounted to ¥210,612 million (whereas operating income of ¥44,781 million had been recorded in FY2008) and net loss was ¥256,137 million (contrasting with net income of ¥14,105 million recorded in FY2008).

Revenues

Revenues decreased by 31.1% to ¥186,349 million (US$1,902 million) in FY2009, compared with ¥270,479 million for FY2008, principally as a result of a ¥83,644 million decrease in interest income on direct cash loans. The average amount of loans outstanding during FY2009 was ¥1,078,600 million, a decrease of 20.6% from the previous year. In addition, during FY2009, the average yield on loans to customers declined to 16.53%, compared to 19.29% for FY2008. Principally through the introduction of the new loan card "benecere," which is targeted towards customers with good credit standing, the amount of loans with interest rates of 18% or lower accounted for 43.3% of total loans outstanding as of the end of FY2009, compared to just 10.4% at the end of the previous fiscal year. Loan balance in all of the other (higher) interest rate categories declined during FY2009. The average balance of loan per customer decreased to ¥582,000 as of the end of FY2009, compared with ¥652,000 for the previous fiscal year-end.

Operating Expenses

Costs and expenses amounted to ¥396,961 million, compared with ¥225,698 million for the previous fiscal year, due principally to provisions for losses for refund of interest received from customers increasing from ¥57,854 million for FY2008 to ¥229,662 million for FY2009. This significant increase reflects an actual trend of refund claims that exceeded the

Outstanding Loans
Number of Customer Accounts


(¥ Millions)
(Accounts) (Thousands)
2,000,000
1,600,000
1,200,000
800,000
400,000
0
3,000
2,400
1,800
1,200
600
0
1,568,725
1,540,046
1,431,848
1,195,328
861,517
2005
2006
2007
2008
2009

Refund of Interest Received from Customers


(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
10,981
18,699
64,050
99,154
145,029
2005
2006
2007
2008
2009

Credit Losses
Credit Losses/Outstanding Loans


(¥ Millions)
(%)
150,000
120,000
90,000
60,000
30,000
0
15
12
9
6
3
0
112,858
108,504
100,279
98,248
144,404
2005
2006
2007
2008
2009

forecast used to calculate the previous level of the allowance. Credit costs (mostly, provision of allowance for doubtful accounts) amounted to ¥97,400 million for FY2009, an increase of 7.1% from the previous fiscal year. Although the Company changed its policy relating to the write-off of bad debt during the third quarter of FY2009, most of the debt written off under the new policy had been fully reserved against under the previous policy, resulting in no significant impact over the allowance for doubtful accounts as a whole. Other operating expenses were ¥50,850 million during FY2009, compared with ¥55,930 million for FY2008, mainly reflecting the continued reduction in the number of branch offices. Funding costs decreased from ¥20,930 million in FY2008 to ¥19,049 million in FY2009, reflecting a decline in the average amount of debt outstanding during FY2009 compared with the previous fiscal year.

Operating Income (Loss)

As a result of the revenues and operating expenses for FY2009 described above, operating loss for the period was ¥210,612 million (US$2,149 million). During FY2008, operating income had amounted to ¥44,781 million.

Other Expenses

Costs relating to the redemption of bonds in an amount of ¥10,475 million as well as ¥2,165 million of expenses relating to commitment facility cancellation were also recorded in FY2009.

As a result of the foregoing, loss before income taxes during FY2009 was ¥229,936 million. During FY2008, income before income taxes of ¥10,542 million had been posted.

Net Income (Loss)

Net loss amounted to ¥256,137 million (US$2,614 million) for the fiscal year ended March 31, 2009.

Dividends

The full-year dividend for the fiscal year ended March 31, 2009 decreased by ¥130 to ¥50 per share. In addition, 3 million shares (2.0% of total shares outstanding prior to the cancellation) of treasury stock were cancelled during FY2009, and an additional 2,729 thousand shares (1.9% of total shares outstanding) were acquired during the fiscal year.

Financial Condition

During the fiscal year ended March 31, 2009, total assets decreased by ¥434,435 million from the end of previous fiscal year, principally due to the decline in the balance of direct cash loans to customers of ¥333,811 million. In addition, during the third quarter of the fiscal year the Company decided to provide an additional ¥186,320 million for losses for refund of interest received from customers. As a result, net loss for the fiscal year amounted to ¥256,137 million, causing net assets to decline to ¥149,648 million.

On the other hand, interest-bearing debt decreased to ¥365,741 million as of March 31, 2009 from ¥539,364 million at the end of the previous fiscal year, a decrease of ¥173,623 million. In addition to cash generated from the collection of principal and interest from customers, a portion of short-term investments and leasehold deposits and other assets were used to repay such debt. As of March 31, 2009, the Company held ¥47,870 million in cash on hand and at banks and time deposits as well as ¥49,922 million of short-term investments, which can be used to service obligations maturing in the future.

Balance Sheets

Assets

Assets at the end of the current consolidated fiscal year totaled ¥958,464 million (down 31.2% from the previous consolidated year-end), total assets having decreased by ¥434,435 million from the end of previous consolidated fiscal year, due principally to decreases of direct cash loans to customers (¥333,811 million), short-term investments (¥33,997 million) and deferred income tax assets (¥25,364 million).

Liabilities

Liabilities were ¥808,816 million (down 15.7% from the previous consolidated year-end), a decrease of ¥150,308 million from the end of the previous consolidated fiscal year, due to a decrease of current and non-current portion of long-term debt (¥173,623 million), which included early repayment of a part of long-term debt conducted at the same time as commitment facility cancellation and a decrease of bonds against certain increasing factors such as the issuance of convertible bond-type bonds with subscription rights to shares of ¥70,000 million and an increase of allowance for losses for refund of interest received from customers (¥17,101 million).

Net Assets

Net assets were ¥149,648 million (down 65.5% from the previous consolidated year-end), a decrease of ¥284,127 million from the end of the previous consolidated fiscal year due to a ¥287,606 million decrease in retained earnings.

Cash Flows

Cash and cash equivalents at the end of the fiscal year under review on a consolidated basis (hereinafter called "the Funds") amounted to ¥97,862 million, down by ¥55,609 million compared with the end of the previous consolidated fiscal year. The situations and cash inflows by activity for the consolidated fiscal year under review were as follows:

Net Cash Provided by Operating Activities

The Funds provided by operating activities totaled ¥150,020 million (¥187,601 million had been provided in the previous consolidated fiscal year). The principal inflows were: ¥296,271 million of direct cash loans collected from customers based on our core business of consumer finance and ¥40,976 million of proceeds from a decrease of long-term deposits. A major outflow was ¥174,297 million of direct cash loans made to customers.

Net Cash Used in Investing Activities

The Funds used in investing activities amounted to ¥2,110 million (¥255 million had been used in the previous consolidated fiscal year). The principal outflows were: ¥1,007 million for purchases of tangible fixed assets, and ¥2,711 million for purchases of intangible fixed assets. A major inflow was ¥1,499 million in proceeds from sales of investment securities.

Net Cash Used in Financing Activities

The Funds used in financing activities amounted to ¥203,193 million (¥127,397 million yen had been used in the previous consolidated fiscal year). The principal sources were as follows: ¥177,307 million for repayments of long-term borrowings, ¥82,400 million for redemption of bonds, ¥16,461 million for cash dividends paid and ¥70,000 million in proceeds from issuance of bonds with subscription rights to shares.

Investment Considerations

Forward-Looking and Cautionary Statements

This annual report & CSR report of TAKEFUJI CORPORATION (Takefuji, or the Company) includes statements that are not historical or current facts and are "forward-looking statements."

The words "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," "looking forward," or "will continue," and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TAKEFUJI CORPORATION cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying the Company's forward-looking statements.

- General economic conditions in the consumer loan industry
- Fluctuations in the economic, credit, interest rate or foreign currency environment in Japan and abroad
- Levels of activity within the national and international credit market
- Competitive conditions and pricing levels
- Legislative or regulatory developments
- Technological developments
- Changes in tax laws
- The effects of mergers, acquisitions and divestitures and
- Uncertainties that have not been identified at this time

The Company undertakes no obligation to correct or update any forward-looking statement if it later becomes aware that such results are not likely to be achieved.

The ability of the Company to achieve earnings growth in the future is subject to a variety of factors related to the Japanese economy, the consumer finance industry, and management of the Company. These factors primarily involve changes in the market for consumer loans and the default rate of customers, competition from other lenders, legal limits on interest rates charges by the Company, funding availability for the Company operations, and the overall status of the Company.

Operating Environment

During the consolidated fiscal year under review, deterioration of corporate performance emerged in the Japanese economy due to the adverse effects on the real economy caused by financial instability that had its origins in the United States and global recession. Japan's economy faced a serious recessionary phase, exemplified by falling stock prices and a downturn in consumer consumption caused by a deteriorating employment situation.

Consumer Finance Market

All companies in the consumer finance industry are under pressure to alter their revenue and earnings structure, including the promotion of stricter lending criteria and efficient operations in anticipation of full enforcement of the revised Money Lending Business Law. Furthermore, the industry finds itself in a severe business environment, as exemplified by the number of interest refund claims that remain at a high level and small- and medium-sized lenders that continue to withdraw from the business.

Business Risk and Other Forms of Risk

The major business risks that the Company and its subsidiaries ("the Group") confront and that could potentially have a significant impact on results, the stock price and the financial positions of the Group as well as other risks that are regarded as important to investors' investment decisions are as follows:

1. The Money Lending Business Law

With respect to its principal business, namely consumer finance, the Company is registered as a moneylender under the Money Lending Business Law, by which the non-bank lending industry in Japan is regulated. Takefuji is required to comply with the regulations set out in that law, which encompass all aspects of the consumer finance business. These regulations cover, for example, the prohibition of excessive lending, the indication and advertising of loan terms, the prohibition of exaggerated advertisements, the issuance of documents when concluding contracts, the delivery of receipts, the provision of account books, restrictions on designated notarial deeds, the regulation of loan collection, the return of loan contracts, the display of signs and transfers of claims. In addition, the enforcement provisions of the Money Lending Business Law require Takefuji to conduct business mindful of the Comprehensive Supervisory Guidelines for Loan Providers and the Self-regulatory Basic Rules Regarding the Conduct of Money Lending Business Operations of the Japan Financial Services Association (JFSA).

Deeming compliance to be its most important managerial challenge, we are working to build a highly effective compliance framework that will bolster compliance by making changes to our organizational structure, offering training to employees and creating a system with a self-correcting effect. However, should part of the Takefuji Group fail to comply with the Money Lending Business Law, it will not merely face administrative sanctions or penalties; its financial position and business results may be undermined by the infringement.

Following promulgation of the Amendment of the Money Lending Business Control and Regulation Law on December 20, 2006, the amendment is being enforced in four phases, from the enforcement of Article 1 to the enforcement of Article 4. Article 1, which increases the penalty for unregistered operations (tightening of anti loan-shark measures), was enforced on January 20, 2007, one month after promulgation.

Subsequently, Article 2 became effective on December 19, 2007, one year after promulgation, which changed the name of the law from the Money Lending Business Control and Regulation Law to the Money Lending Business Law. The salient points of the amendment are that it strengthens administrative measures, including the establishment of business improvement orders, tightens regulation of solicitation and collection activities, expands the scope of prohibited activities, provides for the establishment of the new JFSA and the formulation of self-regulatory rules and makes it obligatory to agree to the perusal of accounts.

On the subject of "business improvement orders," the amendment states that in connection with the conduct of business by lenders, if considered necessary to protect the interest of borrowers, etc., the supervisory authorities may, to the extent necessary, order a change in business method or other measures necessary to improve business conduct, and there is the possibility that such business improvement orders will be issued with greater flexibility than the business suspension orders that were available prior to the amendment. Furthermore, the new JFSA is a powerful, self-regulatory body that has been granted the authority to investigate and supervise its members and given considerable discretionary authority in order to increase the effectiveness of self-regulatory rules. On May 16, 2008, a "business improvement order" was imposed on the Company by the Kanto Regional Finance Bureau on the basis of Article 24, 6-3 of the Money Lending Business Law (Law No. 32 of 1983) relating to the provision of account books and the delivery of receipts.

Article 3 became effective on June 18, 2009 within one and a half years of enforcement of the Money Lending Business Law and under the amendment measures such as the specification of credit information agencies and the establishment of a new manager of money lending operations system will be implemented. Then, within two and a half years of the enforcement of the Money Lending Business Law, Article 4 will be enforced. The main points of this amendment are the lowering of the maximum legal lending rate under the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits ("Capital Subscription Law") and the introduction of aggregate debt control (explained below in 3.A. Risks associated with the regulation of loan interest rates and aggregate debt control).

In the light of the amendments outlined above, Takefuji is currently conducting a review of its lending criteria, but there is a possibility that these amendments may seriously affect the number of new loan customer accounts and direct cash loans to customers.

As a result of the phased implementation of the Money Lending Business Law, the Company will be subject to greater business regulation than before and is currently taking action in areas such as its account books, work flow and information systems, but these amendments may affect the Company's performance.

2. Risks associated with claims for refund of interest received from customers

Takefuji's loan interest rates applied to some customers exceed the upper limit for interest rates prescribed by Article 1, Paragraph 1 of the Interest Rate Restriction Law.

Although this excess portion was regarded as valid historically as long as the application requirements provided in Article 43 of the Money Lending Business Control and Regulation Law were fulfilled, a defense in a case of a claim for refund of interest received from customers has become extremely difficult, since the Supreme Court handed down a decision that ruled out the voluntary element, one of the application requirements, on January 13, 2006. The amount of refund of interest received from customers increased rapidly after the judgement.

In light of the above developments, the Company calculates the allowance for interest refund losses in accordance with the Industry Audit Committee Report No. 37, Auditing Treatment on Recording of Allowance for Losses from Claims for Interest Refunds by Consumer Finance Companies, etc. published by the Japanese Institute of Certified Public Accountants (JICPA) on October 13, 2006, and reviewed and readjusted the allowance in a conservative manner at the 3rd quarter, posting ¥186,320 million of provision for the three months of the third quarter alone, leaving ¥403,357 million of allowance balance at the year-end.

As for interest refund claims, trends indicate that the level may remain unchanged for some time in the future. Should the credit crunch and the deteriorating economy stemming from the current financial crisis cause an increase of intervention cases, including debt arrangement and a consequent increase of refund claims of interest, the business results of the Group could be significantly affected.

Although the Supreme Court ruled in January and March 2009 that "unless there are exceptional conditions, negative prescription of rights of interest refund claims starts when the last transaction day ends," no impact on our business results is currently observed. However, the future outcome of judicial rulings could cause an increase of interest refund claims with a commensurate adverse effect on the Group's business results.

3. Risk associated with downgrade of our credit ratings and impact on financing activities

As of the end of FY2009, the Company maintained long-term credit ratings of Baa2 and BBB- from Moody's Investors Service ("Moody's") and Standard & Poor's, respectively. On May 28, 2009, however, Moody's downgraded the rating to Baa3 and placed the Company under further review for another possible downgrade. Further, Standard & Poor's downgraded the rating to BB+ on June 15, 2009.

The most recent downgrade by Standard & Poor's gave rise to conflict against covenant for early redemption and other events under the consumer loan receivables trust agreement with respect to the true-sale securitization facility extended by Bull Capitol Co., Ltd. initially in July 2005. Total balance of debt under the said securitization facility as of March 31, 2009 was ¥109,263 million, consisting of current portion of long-term debt of ¥35,598 million and non-current portion of long-term debt of ¥73,665 million. To date, the repayment of such debt has been scheduled in equal quarterly installments from January 2009 through April 2012. Unless the creditor for the securitization facility waives the rights of demanding the early redemption, the debt is expected to be fully repaid using all interest and principal payments from direct cash loans entrusted to the consumer receivables trust for the benefit of the creditors in approximately nine months.

Management of the Group has focused on the strengthening of the financial position, and has worked towards reducing the amount of future financial obligations using various measures including prepayment of interest-bearing debt. In light of the possibility that the recent downgrades negatively affect the Company's ability to execute its Medium-Term Business Plan, management is taking various measures to eliminate potential threats to the Company's liquidity position in the future, including the commencement of negotiation with the creditor on possible amendment to the relevant contracts.

Despite such efforts, however, there is no assurance that the Company can successfully negotiate amendments to the funding contracts affected by the recent downgrades. In addition, in the event that the Company's credit rating is downgraded further, the Company's funding activities may be negatively affected.

4. Other risks

Other business risks are as follows:

A. Risks associated with changing regulatory environment

- Risks associated with the regulation of loan interest rates and aggregate debt control
- Impact of the Financial Instruments and Exchange Law (the construction of internal control, etc.)
- Impact of the Law Concerning the Protection of Personal Information
- Impact of Other Business-related Laws

B. Fund procurement and interest rates of funds procured

- Restrictive financial covenant on fund procurement
- Call related to funding
- Risk related to fluctuation of interest rates on fund procurement

C. The problem of people with excessive debts

D. Transition of operating results

- Risks associated with economic trends
- Risk of growth in write-offs of bad debts
- Risk concerning market competition
- Risks associated with the concentration of businesses

E. Disruptions and malfunctions in information network systems, internet service and other technology-based systems

- Fires and natural disasters
- Protection of customer data
- Losses resulting from computer viruses
- Losses caused by forged cards, etc.

F. Asset risk

- Risks associated with exchange rate fluctuations
- Risks associated with venture capital investments

G. Significant litigation, such as cases in which the Company is the defendant

CONSOLIDATED BALANCE SHEETS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2009 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2009	2008	**2009**
ASSETS			
Current Assets:			
Cash on hand and at banks	**¥ 28,023**	¥ 41,195	**$ 285,949**
Time deposits	**19,847**	15,287	**202,521**
Marketable securities (Note 3)	**—**	13,000	**—**
Short-term investments (certificates of deposit or commercial papers purchased under resale agreements)	**49,992**	83,989	**510,122**
Direct cash loans to customers (Notes 4 and 7):			
Principal	**861,517**	1,195,328	**8,790,990**
Accrued interest income on direct cash loans to customers	**7,914**	10,862	**80,755**
Allowance for doubtful accounts (Note 4)	**(96,994)**	(143,998)	**(989,735)**
Prepaid expenses	**768**	1,032	**7,837**
Deferred tax assets (Note 8)	**13**	25,377	**133**
Other current assets	**15,461**	21,717	**157,765**
Total Current Assets	**886,541**	1,263,789	**9,046,337**
Investments:			
Investment securities (Note 3)	**10,981**	17,179	**112,051**
Other investments	**447**	451	**4,561**
Total Investments	**11,428**	17,630	**116,612**
Property and Equipment, Net of Accumulated Depreciation (Note 5)	**45,195**	46,986	**461,173**
Intangible Fixed Assets	**5,174**	5,234	**52,796**
Leasehold Deposits and Other Assets (Note 6)	**10,126**	59,260	**103,327**
Total Assets	**¥958,464**	¥1,392,899	**$9,780,245**

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2009	2008	**2009**
LIABILITIES AND NET ASSETS			
Current Liabilities:			
Current portion of long-term debt (Note 7)	**¥ 91,595**	¥ 94,274	**$ 934,643**
Accounts payable	**23,093**	9,450	**235,643**
Income taxes payable (Note 8)	**461**	335	**4,704**
Accrued expenses	**5,782**	6,721	**59,000**
Other current liabilities	**3,243**	3,223	**33,092**
Total Current Liabilities	**124,174**	114,003	**1,267,082**
Non-current Liabilities:			
Long-term debt (Note 7)	**274,146**	445,090	**2,797,409**
Reserve for retirement benefits (Note 9)	**3,757**	3,379	**38,337**
Deferred tax liabilities (Note 8)	**8**	4,211	**82**
Allowance for losses for refund of interest received from customers (Note 11)	**403,357**	386,256	**4,115,887**
Other long-term liabilities	**3,374**	6,185	**34,428**
Total Non-current Liabilities	**684,642**	845,121	**6,986,143**
Total Liabilities	**808,816**	959,124	**8,253,225**
Commitments and Contingent Liabilities (Notes 4, 10 and 12)			
Net Assets:			
Shareholders' Equity			
Common stock, no par value:			
Authorized: 430,000,000 shares			
Issued: 144,295,200 shares as of March 31, 2009 and 2008	**30,478**	30,478	**311,000**
Additional paid-in capital	**52,263**	52,263	**533,295**
Retained earnings (Note 14)	**105,761**	393,367	**1,079,194**
Treasury stock, at cost, 9,375,385 shares as of March 31, 2009 and 9,646,607 shares as of March 31, 2008 (Note 14)	**(36,468)**	(48,248)	**(372,122)**
Total Shareholders' Equity	**152,034**	427,860	**1,551,367**
Valuation and Foreign Currency Translation Adjustment			
Valuation difference on available-for-sale securities	**(1,943)**	1,619	**(19,827)**
Deferred hedge gains	**—**	4,383	**—**
Foreign currency translation adjustment	**(584)**	(128)	**(5,959)**
Total Valuation and Foreign Currency Translation Adjustment	**(2,527)**	5,874	**(25,786)**
Subscription Rights to Shares (Note 15)	**141**	41	**1,439**
Total Net Assets	**149,648**	433,775	**1,527,020**
Total Liabilities and Net Assets	**¥958,464**	¥1,392,899	**$9,780,245**

CONSOLIDATED STATEMENTS OF OPERATIONS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2009, 2008 and 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2009	2008	2007	**2009**
Revenues:				
Interest income on direct cash loans	**¥ 178,337**	¥261,981	¥ 318,491	**$ 1,819,765**
Other financial income	**2,611**	3,088	3,248	**26,643**
Other operating income	**5,401**	5,410	7,181	**55,112**
	186,349	270,479	328,920	**1,901,520**
Costs and Expenses:				
Interest expense	**18,062**	19,298	19,900	**184,306**
Other expenses associated with financing	**987**	1,632	1,397	**10,071**
Provision of allowance for doubtful accounts (Note 4)	**96,994**	90,984	113,642	**989,735**
Bad debts expenses (Note 4)	**406**	—	—	**4,143**
Provisions for losses for refund of interest received from customers (Note 11)	**229,662**	57,854	290,449	**2,343,490**
Advertising expenses	**4,250**	4,853	9,826	**43,367**
Other general and administrative expenses	**46,600**	51,077	58,737	**475,510**
	396,961	225,698	493,951	**4,050,622**
Operating Income (Loss)	**(210,612)**	44,781	(165,031)	**(2,149,102)**
Other Expenses (Income):				
Loss on devaluation of investment securities (Note 3)	**766**	385	140	**7,816**
Gain on sales of investment securities (Note 3)	**(688)**	(377)	—	**(7,020)**
Loss on sales of investment securities (Note 3)	**124**	—	1	**1,265**
Loss on sales/disposal of fixed assets	**182**	53	34	**1,857**
Gain on participation in partnerships	**(5)**	(315)	(548)	**(51)**
Loss on redemption of bonds	**10,475**	—	—	**106,888**
Impairment loss (Note 13)	**386**	873	160	**3,939**
Provisions for losses for refund of interest received from customers	**—**	—	272,038	**—**
Loss on closing of branch offices (Note 13)	**1,896**	1,168	708	**19,347**
Dividends income	**(698)**	(1,042)	(1,204)	**(7,122)**
Foreign exchange gains	**—**	—	(158)	**—**
Foreign exchange losses	**1,331**	2,574	—	**13,582**
Loss on liquidation of in-substance defeasance transaction (Note 7)	**—**	29,691	—	**—**
Bond issuance cost (Note 2(13))	**1,798**	—	—	**18,346**
Loss on commitment facility cancellation (Note 7)	**2,165**	—	—	**22,092**
Other, net	**1,592**	1,229	571	**16,245**
	19,324	34,239	271,742	**197,184**
Income (Loss) before Income Taxes	**(229,936)**	10,542	(436,773)	**(2,346,286)**
Income Taxes (Note 8):				
Current	**766**	1,093	22,163	**7,816**
Deferred	**25,435**	(4,656)	22,338	**259,541**
	26,201	(3,563)	44,501	**267,357**
Net Income (Loss)	**¥(256,137)**	¥ 14,105	¥(481,274)	**$(2,613,643)**
	Yen			U.S. dollars (Note 1)
Amounts Per Share (Note 2 (15)):				
Net income (loss)—Basic	**¥(1,880.05)**	¥100.63	¥(3,420.42)	**$(19.18)**
Cash dividends	**50.0**	180.0	230.0	**0.51**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2009, 2008 and 2007

	In millions of yen (except for number of shares)									
	Shareholders' equity						Valuation and foreign currency translation adjustment			
	Number of shares issued (thousands)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Subscription rights to shares
Balance as of March 31, 2006	147,295	¥30,478	¥52,263	¥ 921,787	¥(40,776)	¥ 963,752	¥ 9,767	¥(1,369)	¥ 107	¥—
Dividends from surplus (¥230 per share)				(32,362)		(32,362)				
Bonuses to Directors				(44)		(44)				
Net income (loss)				(481,274)		(481,274)				
Acquisition of treasury stock					(0)	(0)				
Net changes of items other than shareholders' equity							(3,110)	2,230	18	
Balance as of March 31, 2007	147,295	¥30,478	¥52,263	¥ 408,107	¥(40,776)	¥ 450,072	¥ 6,657	¥ 861	¥ 125	¥—
Dividends from surplus (¥180 per share)				(28,845)		(28,845)				
Net income (loss)				14,105		14,105				
Acquisition of treasury stock					(7,472)	(7,472)				
Net changes of items other than shareholders' equity							(5,038)	3,522	(253)	41
Balance as of March 31, 2008	147,295	¥30,478	¥52,263	¥ 393,367	¥(48,248)	¥ 427,860	¥ 1,619	¥ 4,383	¥(128)	¥41
Dividends from surplus (¥50 per share)				**(16,464)**		**(16,464)**				
Net income (loss)				**(256,137)**		**(256,137)**				
Acquisition of treasury stock					**(3,225)**	**(3,225)**				
Cancellation of treasury stock				**(15,005)**	**15,005**					
Net changes of items other than shareholders' equity							**(3,562)**	**(4,383)**	**(456)**	**100**
Balance as of March 31, 2009	**144,295**	**¥30,478**	**¥52,263**	**¥ 105,761**	**¥(36,468)**	**¥ 152,034**	**¥ (1,943)**	**¥ —**	**¥(584)**	**¥141**

	Thousands of U.S. dollars								
	Shareholders' equity					Valuation and foreign currency translation adjustment			
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Subscription rights to shares
Balance as of March 31, 2008	$311,000	$533,295	$ 4,013,949	$(492,326)	$ 4,365,918	$16,520	$44,724	$(1,306)	$ 418
Dividends from surplus			**(168,000)**		**(168,000)**				
Net income (loss)			**(2,613,643)**		**(2,613,643)**				
Acquisition of treasury stock				**(32,908)**	**(32,908)**				
Cancellation of treasury stock			**(153,112)**	**153,112**					
Net changes of items other than shareholders' equity						**(36,347)**	**(44,724)**	**(4,653)**	**1,021**
Balance as of March 31, 2009	**$311,000**	**$533,295**	**$ 1,079,194**	**$(372,122)**	**$ 1,551,367**	**$(19,827)**	**$ —**	**$(5,959)**	**$1,439**

CONSOLIDATED STATEMENTS OF CASH FLOWS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2009, 2008 and 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2009	2008	2007	**2009**
Net Cash Provided by Operating Activities:				
Income (loss) before income taxes	**¥(229,936)**	¥ 10,542	¥(436,773)	**$(2,346,286)**
Depreciation and amortization	**3,207**	3,487	3,457	**32,724**
Impairment loss	**386**	873	160	**3,939**
Loss on closing of branch offices	**1,896**	1,168	708	**19,347**
Loss on sales/disposal of tangible fixed assets	**182**	53	34	**1,857**
Increase in reserve for retirement benefits	**379**	163	51	**3,867**
Loss (gain) on participation in partnerships	**218**	(121)	(226)	**2,224**
Loss (gain) on sales of short-term and long-term investment securities	**(564)**	(377)	—	**(5,755)**
Loss on devaluation of investment securities	**766**	385	140	**7,816**
Loss on redemption of bonds	**10,475**	—	—	**106,888**
Direct cash loans made to customers	**(174,297)**	(320,985)	(547,751)	**(1,778,540)**
Direct cash loans collected from customers	**296,271**	398,141	511,083	**3,023,173**
Increase (decrease) in allowance for doubtful accounts	**(47,004)**	(7,264)	832	**(479,633)**
Increase (decrease) in allowance for losses for refund of interest received from customers	**17,101**	(102,542)	466,298	**174,500**
Interest repaid (Portion of principal impaired)	**67,531**	61,242	44,669	**689,092**
Write-offs	**144,404**	98,248	100,279	**1,473,510**
Loss on liquidation of in-substance defeasance transaction	—	29,691	—	—
Decrease (increase) in accrued interest income on direct cash loans to customers	**2,948**	2,056	(613)	**30,082**
Decrease (increase) in long-term deposits	**40,976**	—	(15,499)	**418,122**
Other, net	**10,796**	5,776	(9,339)	**110,165**
Sub Total	**145,735**	180,536	117,510	**1,487,092**
Interest and dividends income received	**698**	1,042	1,203	**7,122**
Income taxes paid	**(666)**	(5,523)	(49,163)	**(6,796)**
Income taxes refunded	**4,253**	11,546	905	**43,398**
Net cash provided by operating activities	**150,020**	187,601	70,455	**1,530,816**
Net Cash Used in Investing Activities:				
Purchases of tangible fixed assets	**(1,007)**	(1,336)	(1,090)	**(10,276)**
Purchases of intangible fixed assets	**(2,711)**	(2,328)	(911)	**(27,663)**
Proceeds from redemption of marketable securities	—	—	4	—
Purchases of investment securities	**(575)**	(8)	(315)	**(5,867)**
Proceeds from sales of investment securities	**1,499**	1,906	795	**15,296**
Purchases of investments in partnerships	—	—	(105)	—
Proceeds from collection of investments in partnerships	—	24	34	—
Other, net	**684**	1,487	340	**6,980**
Net cash used in investing activities	**(2,110)**	(255)	(1,248)	**(21,530)**
Net Cash Used in Financing Activities:				
Proceeds from long-term borrowings	**6,200**	43,500	131,500	**63,265**
Repayments of long-term borrowings	**(177,307)**	(104,580)	(111,429)	**(1,809,255)**
Proceeds from issuance of bonds with subscription rights to shares	**70,000**	—	—	**714,286**
Repayments for redemption of bonds	**(82,400)**	(30,000)	(68,000)	**(840,816)**
Acquisition or sales of treasury stock, net	**(3,225)**	(7,472)	0	**(32,908)**
Cash dividends paid	**(16,461)**	(28,845)	(32,362)	**(167,970)**
Net cash used in financing activities	**(203,193)**	(127,397)	(80,291)	**(2,073,398)**
Effect of exchange rate changes on cash and cash equivalents	**(326)**	(2,574)	158	**(3,327)**
Net increase (decrease) in cash and cash equivalents	**(55,609)**	57,375	(10,926)	**(567,439)**
Cash and cash equivalents at the beginning of the fiscal year	**153,471**	96,096	107,022	**1,566,031**
Cash and cash equivalents at the end of the fiscal year (Note 2 (14))	**¥ 97,862**	¥ 153,471	¥ 96,096	**$ 998,592**

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2009 and 2008

1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting principles

The accompanying consolidated financial statements have been prepared from accounts and records maintained by TAKEFUJI CORPORATION and its consolidated subsidiaries. The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Companies Act and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with accounting principles generally accepted in the United States of America.

The Company has adopted the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements," Accounting Standards Board of Japan (ASBJ) Practical Issues Task Force No.18, dated May 17, 2006, from FY2009. There was no impact on the accompanying consolidated financial statements due to this accounting change.

Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

(2) Principal shareholder of the Company

The late Mr. Yasuo Takei, the former chairman of the Board of Directors and the former CEO of the Company, was the principal shareholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the Family Companies)) owned approximately 35 million shares or 26.33% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2009 (25.43% as of March 31, 2008).

(3) United States dollar amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The exchange rate of ¥98=US$1, a mean telegraphic transfer rate on March 31, 2009 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

2. Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as "the Group").

As of March 31, 2009, the subsidiaries are as listed below:

	Equity ownership percentage
1. Take One Co., Ltd.	100.0%
2. Kyoritsu Estate Co., Ltd.	100.0% (owned by Take One Co., Ltd.)
3. TWJ VC Co., Ltd.	100.0%
4. Takefuji Capital Co., Ltd.	100.0%
5. G.H Investment Co., Ltd.	100.0%
6. TWJ Co., Ltd.	100.0%
7. TWJ Euro Co., Ltd.	100.0%
8. TDS Co., Ltd.	100.0%

Note: The dissolution of TSR Co., Ltd. was filed on December 14, 2007. Therefore, its financial position and operating results up until the time of its exclusion from the scope of consolidation have been included in these financial statements.
The accounts of the subsidiaries which use a fiscal year end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year ends to March 31.

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.

The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of operations, as the case may be, in the year of acquisition.

(Additional Information)

From FY2008, the Company has adopted "Implementation Guidance on Disclosures about Certain Special Purpose Entities" (ASBJ Guidance No.15 dated March 29, 2007).

Footnotes to the special purpose entities with disclosure requirements

1. Outlines of the special purpose entities with disclosure requirements along with outlines of transactions with these special purpose entities
   The Company is funded by utilizing trust beneficiary backed by the direct cash loans to customers originated by the Company, aiming to secure access to stable funding. Regarding this securitized funding activity, the Company uses a special purpose entity in the form of a limited liability corporation. Firstly the Company transfers the preferred portion of the trust beneficiary to the special purpose entity and then receives the fund from the special purpose entity which raises its funds by the issuance of the corporate bond, backed by the said transferred preferred assets as proceeds of the sale of the assets.
   The Company conducts the loan collection service and retains the subordinated portion of the trust beneficiary.
   As a result of the funding, as of March 31, 2008, there are two special purpose entities with which the Company has transactions and the total assets and liabilities owned by these special purpose entities as of the most recent closing date is ¥246,686 million and ¥246,665 million, respectively. The Company neither retains stocks with shareholder voting rights of the both special purpose entities nor dispatches directors or employees.
   As of March 31, 2009, there is a special purpose entity with which the Company has transactions and the total assets and liabilities owned by this special purpose entity as of the most recent closing date is ¥114,554 million (US$1,168,918 thousand) and ¥114,544 million (US$1,168,816 thousand). The Company neither retains stocks with shareholder voting rights of the special purpose entity nor dispatches directors or employees.
2. Amount of transaction with the special purpose entities in the current consolidated fiscal year
   Outlines of transactions with the special purpose entities have been omitted as the transfer of these assets to the special purpose entity is treated as financing transactions.

(2) Revenue recognition

Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.

(3) Allowance for doubtful accounts

In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for doubtful accounts thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.

(Additional Information)

In FY2007, allowance for doubtful accounts was calculated based upon the total amount of direct cash loans including loans that were subject to "allowance for losses for refund of interest received from customers," and then the portion included in "allowance for losses for refund of interest received from customers" was excluded afterwards.

Data gathered for losses incurred from the refunds of interest to the total write-offs, have made it possible to identify these estimated losses separately. Therefore, from FY2008, allowance for doubtful accounts is calculated excluding the amount of loans subject to "allowance for losses for refund of interest received from customers."

As a result, provision of allowance for doubtful accounts recorded in costs and expenses decreased by ¥13,273 million, operating income and income before income taxes increased by ¥13,273 million, and net income increased by ¥7,897 million.

(4) Write-offs of direct cash loans

The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in other income in the year of recovery.

(5) Allowance for losses for refund of interest received from customers

In providing for possible losses for refund of interest received from customers exceeding the upper limit of the interest rate prescribed under the Interest Rate Restriction Law, the Company records an allowance for losses for refund of interest received from customers based on the anticipated losses for refund reclaim from customers at the end of fiscal year.

(6) Valuation of securities

The Company classifies securities into different categories, each having a different accounting treatment depending on the purposes for which they are held. Trading securities are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Accordingly, net unrealized gains and losses on trading securities are included in earnings. The cost of securities sold is computed using the weighted average method. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized using the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investment securities.

Other investment securities with market quotations are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investment securities are reported as a separate component of net assets, net of tax, and the cost of securities sold is computed using the weighted average method. Other investment securities without market quotations are stated at cost based on the weighted average method.

(7) Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the declining balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 4 to 15 years for equipment, furniture and fixtures.

(Changes in accounting policy)

In accordance with the revision to the Corporate Tax Law, effective in FY2008, the Company has changed its method of depreciation to that permitted under the revised Corporate Tax Law for tangible fixed assets acquired on or after April 1, 2007.

As a result of this change in accounting policy, operating income, income before income taxes and net income decreased by ¥62 million, respectively.

(Additional Information)

In accordance with the revision to the Corporate Tax Laws effective in FY2008, the residual value (excluding the memorandum price) for tangible fixed assets acquired on or before March 31, 2007 is depreciated using the straight-line method for five years from the fiscal year after the book value of these assets reaches the residual value (5% of the acquisition cost), calculated based on the method before the revision of the tax law, and is included in the depreciation costs.

As a result, operating income, income before income taxes and net income decreased by ¥82 million, respectively.

(8) Intangible fixed assets

Costs of acquired internal-use software are amortized using the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.

(9) Accounting for lease transactions

Until FY2008, Finance leases, other than those which were deemed to transfer the ownership of the leased assets to lessees, were accounted for by a method similar to that applicable to operating leases.

(10) Translation of foreign currency financial statements (accounts of overseas subsidiaries)

The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for net assets which are translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as foreign currency translation adjustment and included in net assets.

(11) Income taxes

The Company and its consolidated subsidiaries adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(12) Reserve for retirement benefits

The Company and its consolidated subsidiaries record a reserve for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.

(13) Accounting for deferred assets

Bond issuance cost is charged to expenses at the time of payment.

(14) Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash and cash equivalents at March 31, 2009 and 2008 consist of the following items on the balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Cash on hand and at banks	**¥28,023**	¥ 41,195	**$285,949**
Time deposits	**19,847**	15,287	**202,521**
Marketable securities	**—**	13,000	**—**
Short-term investments	**49,992**	83,989	**510,122**
Cash and cash equivalents at end of year	**¥97,862**	¥153,471	**$998,592**

(15) Amounts per share

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. Diluted net income per share assumes the dilution that could occur if dilutive convertible bonds were converted into common stock at the beginning of the year or at the time of issuance (if later). Net income per share-diluted is not presented since net loss is recorded and, although the Company issued Euro-yen convertible bond-type bonds with subscription rights to shares due 2018 (total issue price of ¥70,000 million), the said bonds are not dilutive.

Basis for calculation of basic net income per share and diluted net income per share is as follows:

	Millions of yen			Thousands of U.S. dollars
	2009	2008	2007	**2009**
Net income (loss)	**¥(256,137)**	¥14,105	¥(481,274)	**$(2,613,643)**
Net income (loss) for common shareholders	**¥(256,137)**	¥14,105	¥(481,274)	**$(2,613,643)**

	Thousands of shares		
	2009	2008	2007
Weighted average shares of common stock	**136,239**	140,172	140,706
Weighted average shares for diluted net income per share computation	**136,239**	140,172	140,706

	Yen			U.S. dollars
	2009*	2008**	2007***	**2009***
Basic net income (loss) per share	**¥(1,880.05)**	¥100.63	¥(3,420.42)	**$(19.18)**

* Net income per share-diluted is not presented since net loss is recorded and there are no potential dilutive stocks.
** Net income per share-diluted is not presented since there are no potential dilutive stocks.
*** Net income per share-diluted is not presented since net loss is recorded and there are no dilutive stocks.

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(16) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the year ended March 31, 2009 for the convenience of readers.

3. Marketable Securities and Investment Securities

Marketable securities and investment securities as of March 31, 2009 and 2008 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Marketable securities:			
Certificate of deposit	**¥ —**	¥13,000	**$ —**
	¥ —	¥13,000	**$ —**
Investment securities:			
Equities with market quotations	**¥ 7,062**	¥12,668	**$ 72,061**
Equities without market quotations	**3,425**	3,442	**34,949**
Investment trust funds and other	**494**	1,069	**5,041**
	¥10,981	¥17,179	**$112,051**

Acquisition cost, book value (market value) and unrealized gain (loss) of marketable securities and investment securities as of March 31, 2009 and 2008 are summarized as follows:

	Millions of yen		
	2009		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
Investment securities:			
Equities with market quotations	**¥ 8,581**	**¥ 7,062**	**¥(1,519)**
Investment trust funds and other	**25**	**27**	**2**
	8,606	**7,089**	**(1,517)**
Market value not available	**4,310**	**3,892**	**(418)**
	¥12,916	**¥10,981**	**¥(1,935)**

	Thousands of U.S. dollars		
	2009		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
Investment securities:			
Equities with market quotations	**$ 87,561**	**$72,061**	**$(15,500)**
Investment trust funds and other	**255**	**275**	**20**
	87,816	**72,336**	**(15,480)**
Market value not available	**43,970**	**39,715**	**(4,255)**
	$131,786	**$112,051**	**$(19,735)**

	Millions of yen		
	2008		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
Marketable securities:			
Certificate of deposit	¥13,000	¥13,000	¥ —
Investment securities:			
Equities with market quotations	¥ 9,476	¥12,668	¥3,192
Investment trust funds and other	25	46	21
	9,501	12,714	3,213
Market value not available	4,777	4,465	(312)
	¥14,278	¥17,179	¥2,901

*Includes effect of exchange rate changes on Investment securities denominated in foreign currencies

Information on other securities sold during the fiscal years ended March 31, 2009 and 2008 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Proceeds on sales	**¥1,499**	¥1,906	**$15,296**
Gross realized gains	**688**	377	**7,020**
Gross realized losses	**(124)**	—	**(1,265)**

Write-down on impairment of investment securities

The Company writes down the book value of equity securities when the market value declines by more than 50% of book carrying value, or the Company's management determines the decline to be other than temporary when the market value declines by more than approximately 30% but less than 50%.

During the fiscal years ended March 31, 2009 and 2008, certain investments in non-marketable equity securities was written down by ¥3 million (US$30 thousand) and nil, respectively, and investments in marketable equity securities by ¥763 million (US$7,786 thousand) and ¥385 million, respectively.

4. Direct Cash Loans to Customers and Allowance for Doubtful Accounts

Direct cash loans to customers

Delinquent loans receivable held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2009 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Loans to bankrupt borrowers	**¥ 48**	¥ 1,111	**$ 490**
Delinquent loans	**63,763**	96,545	**650,643**
Delinquent loans past due three months or more	**28,408**	38,787	**289,878**
Restructured loans*	**67,508**	101,437	**688,857**

*The loans classified as restructured loans as of March 31, 2009 and 2008 include ¥62,207 million (US$634,765 thousand) and ¥94,807 million, respectively, of loan receivables which were current or less than 31 days past due.

Loans to bankrupt borrowers

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reorganization and similar proceedings, and whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

Delinquent loans

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Delinquent loans past due three months or more

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Restructured loans

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

Commitment lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2009 and 2008, the total outstanding balance of unused commitment lines was ¥391,516 million (US$3,995,061 thousand) and ¥382,069 million, including ¥204,127 million (US$2,082,929 thousand) and ¥221,754 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts account during the years ended March 31, 2009 and 2008 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Balance at beginning of year	**¥ 143,998**	¥151,262	**$ 1,469,367**
Write-offs	**(144,404)**	(98,248)	**(1,473,510)**
Bad debts expenses	**406**	—	**4,143**
Additions to allowance	**96,994**	90,984	**989,735**
Balance at end of year	**¥ 96,994**	¥143,998	**$ 989,735**

As described in Note 2 (3) above, the allowance for doubtful accounts account is provided by the Company as an amount to cover expected credit losses.

5. Property and Equipment

Property and equipment as of March 31, 2009 and 2008 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Buildings	**¥ 15,343**	¥ 16,020	**$ 156,561**
Leasehold improvements	**10,735**	13,491	**109,541**
Vehicles	**93**	81	**949**
Machinery	**132**	123	**1,347**
Equipment, furniture and fixtures	**12,884**	17,613	**131,469**
	39,187	47,328	**399,867**
Less: Accumulated depreciation	**(28,836)**	(35,265)	**(294,245)**
	10,351	12,063	**105,622**
Land	**34,649**	34,728	**353,561**
Golf course	**195**	195	**1,990**
	¥ 45,195	¥ 46,986	**$ 461,173**

6. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2009 and 2008 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Leasehold deposits	**¥ 4,120**	¥ 4,714	**$ 42,041**
Long-term deposits	**5,580**	46,556	**56,939**
Other	**426**	7,990	**4,347**
	¥10,126	¥59,260	**$103,327**

In connection with the leases of office spaces and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.

7. Long-term Debt

Long-term debt as of March 31, 2009 and 2008 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Loans from banks and other financial institutions (with interest rates ranging from 1.05% to 4.30% at March 31, 2009, and from 1.0% to 4.3% at March 31, 2008)*	**¥207,174**	¥378,281	**$2,114,021**
8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 15)	**3,665**	3,665	**37,398**
9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 15)	**54,902**	54,902	**560,225**
4.00% Senior Unsecured Notes due June 5, 2022**	**30,000**	30,000	**306,122**
4.50% Senior Unsecured Notes due October 22, 2032	**—**	20,000	**—**
Adjustable Coupon Unsecured Bonds due March 1, 2034***	**—**	35,011	**—**
Adjustable Coupon Unsecured Bonds due March 1, 2034***	**—**	17,505	**—**
Convertible Bond-type Bonds with subscription rights to shares due June 19, 2018****	**70,000**	—	**714,286**
	365,741	539,364	**3,732,052**
Less: Portion due within one year	**(91,595)**	(94,274)	**(934,643)**
	¥274,146	¥445,090	**$2,797,409**

* With respect to certain loans from banks and other financial institutions in an aggregate amount of ¥10,000 million and Company bonds in an aggregate amount of ¥58,567 million as of March 31, 2009, respectively, maturity may be accelerated if one or more of the following events occur:
1) The amount of net assets falls below ¥100,000 million
2) Net assets ratio falls below 10%
3) The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%

** Since we had entered into a debt assumption contract in FY2009, we treated the bonds as redeemed and transferred the liabilities. However, the debt assumption contract was liquidated because the market value of the bonds fell in conjunction with the deterioration of the credit environment and the rapid worsening of liquidity for the bonds incorporated in the structured finance transaction, which were in turn associated with the fallout from the subprime mortgage crisis in the United States and Europe.
Loss of ¥29,691 million was recognized due to the above mentioned liquidation of in-substance defeasance transaction of unsecured domestic straight bonds, series No. 8 for 20 years.

*** The bondholders are entitled at their option to require the Company to redeem the bonds before the final redemption date if certain event occurs.

****

(1) Type of shares to be issued	Common stock
(2) Issue price of subscription rights to shares	Nil
(3) Issue price of shares	¥2,352
(4) Total issue price of bonds	¥70,000 million
(5) Total issue price of shares issued by subscription rights exercised	-
(6) Percentage of granted subscription rights	100.0%
(7) Exercise period of subscription rights	From July 3, 2008 to June 5, 2018
(8) Bond put option	Holders of these convertible bond-type bonds with subscription rights to shares reserve rights to demand early principal redemption at 100% par value and with accrued interest until the redemption date, excluding the date of redemption, in five business days prior to each of June 19, 2010, June 19, 2013, June 19, 2016, or an effective date (on Tokyo time) of a certain corporate reorganization (e.g., mergers, corporate spin-offs etc.).

Note: Considering for shares, upon exercise of subscription rights to shares, shall be payable in the bonds corresponding to the said subscription rights.

Loss on commitment facility cancellation

The Company recorded a loss of ¥2,165 million (US$22,092 thousand) on cancellation of a commitment facility by way of true sale and due to early repayment in FY2009.

The Group's assets pledged as collateral as of March 31, 2009 and 2008 for long-term debt are as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Direct cash loans to customers under the assignment by way of security	**¥302,003**	¥549,834	**$3,081,663**
	¥302,003	¥549,834	**$3,081,663**

Long-term debt covered by the collateral as of March 31, 2009 and 2008 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Current portion of long-term debt	**¥ 35,598**	¥ 55,260	**$ 363,245**
Long-term debt	**73,665**	174,873	**751,684**
	¥109,263	¥230,133	**$1,114,929**

Amounts stated above the portion related to the financing scheme by way of trusts of direct cash loans to customers.

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2009 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2010	¥ 91,595	$ 934,643
2011	59,772	609,918
2012	88,411	902,153
2013	2,298	23,449
2014 and thereafter	123,665	1,261,888
	¥365,741	$3,732,051

8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory income tax rate in Japan of approximately 40.5% for the years ended March 31, 2009.

Items of the fiscal years ended March 31, 2009 and 2007 have been omitted as they are not required for companies incurring a loss before income taxes.

The reconciliation between the statutory income tax rate and the effective income tax rate for the fiscal year ended March 31, 2008 is as follows:

	2008
Statutory income tax rate	40.5%
Increase in taxes resulting from:	
Valuation allowance	(77.1)%
Per capita inhabitants taxes	1.9%
Other	0.9%
Effective income tax rate	(33.8)%

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2009 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Current deferred tax assets:			
Non-deductible portion of write-offs of principal amount	**¥ 7,467**	¥ 2,945	**$ 76,194**
Non-deductible portion of provisions for doubtful accrued interest income	**1,996**	2,503	**20,367**
Non-deductible portion of provisions for doubtful principal amount	**12,966**	23,910	**132,306**
Accrued bonuses	**259**	343	**2,643**
Other	**503**	292	**5,133**
Subtotal	**¥ 23,191**	¥ 29,993	**$ 236,643**
Valuation allowance	**(23,178)**	(4,309)	**(236,510)**
Total	**¥ 13**	¥ 25,684	**$ 133**
Current deferred tax liabilities:			
Enterprise taxes refundable	**¥ —**	¥ (307)	**$ —**
Net deferred tax assets	**¥ 13**	¥ 25,377	**$ 133**
Long-term deferred tax assets:			
Loss on devaluation of investment securities	**¥ 632**	¥ 635	**$ 6,449**
Valuation difference on available-for-sale securities	**793**	—	**8,092**
Loss on impairment of fixed assets	**16,591**	16,486	**169,296**
Non-deductible portion of provisions for losses for refund of interest received from customers	**163,360**	156,434	**1,666,939**
Non-deductible portion of provisions for retirement benefits	**1,462**	1,314	**14,918**
Accumulated deficit	**109,897**	29,247	**1,121,398**
Other	**12,578**	210	**128,347**
Subtotal	**¥ 305,313**	¥ 204,326	**$ 3,115,439**
Valuation allowance	**¥(305,313)**	¥(204,255)	**$(3,115,439)**
Total	**¥ —**	¥ 71	**$ —**
Long-term deferred tax liabilities:			
Valuation difference on available-for-sale securities	**¥ (8)**	¥ (1,299)	**$ (82)**
Deferred hedge gains or losses	**—**	(2,983)	**—**
Total	**¥ (8)**	¥ (4,282)	**$ (82)**
Net deferred tax liabilities	**¥ (8)**	¥ (4,211)	**$ (82)**

9. Retirement Plan and Retirement Benefits

Employees with more than two years of service for the Group are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded non-contributory pension plan which covers a portion of the retirement benefits payable to the retiring employees. The benefits which are not covered by the funded pension plan are paid for by the Company, having recognized accrued costs for such a liability as an allowance for retirement benefits.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Components of pension costs:			
Service cost	**¥510**	¥496	**$5,204**
Interest cost	**83**	78	**847**
Expected return on plan assets	**(28)**	(49)	**(286)**
Net amortization	**190**	(10)	**1,939**
Net pension costs	**¥755**	¥515	**$7,704**

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Funded status of pension plans:			
Projected benefit obligation	**¥(5,788)**	¥(5,507)	**$(59,061)**
Plan assets, at fair value	**1,970**	2,073	**20,102**
Projected benefit obligation in excess of plan assets	**(3,818)**	(3,434)	**(38,959)**
Unrecognized net (gains) losses	**208**	189	**2,122**
Reserve for retirement benefits	**¥(3,610)**	¥(3,245)	**$(36,837)**
Major assumptions used:			
Discount rate	**1.5%**	1.5%	
Expected return on plan assets	**1.35%**	2.3%	

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to directors or corporate auditors upon retirement with the approval of the general meetings of shareholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of reserve for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2009 and 2008 included such provisions, relative to directors and corporate auditors, of ¥147 million (US$1,500 thousand) and ¥134 million, respectively.

10. Contingent Liabilities

As of March 31, 2009, and as of March 31, 2008, the Company had no contingent liabilities.

11. Allowance for losses for refund of interest received from customers

Changes in the allowance for losses for refund of interest received from customers during the years ended March 31, 2009 and 2008 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Balance at beginning of year	**¥ 386,256**	¥488,798	**$ 3,941,388**
Interest repaid (Portion of principal impaired)	**(67,531)**	(61,242)	**(689,092)**
Refund of interest received from customers	**(145,030)**	(99,154)	**(1,479,899)**
Additions to allowance	**229,662**	57,854	**2,343,490**
Balance at end of year	**¥ 403,357**	¥386,256	**$ 4,115,887**

From the fiscal year ended March 31, 2007, the Company records an allowance for losses for refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No. 37.

In the fiscal year ended March 31, 2007, with this change, the Company recorded ¥290,449 million in "Costs and Expenses," and ¥272,038 million as a provision to an allowance for losses for refund of interest received from customers in "Other Expenses (Income)." These provisions amount to the difference between ¥35,031 million, including ¥12,531 million transferred at the beginning of the fiscal year from the allowance for doubtful accounts, and ¥307,069 million calculated in accordance with the standard noted above.

12. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2009, 2008 and 2007 are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2009	2008	2007	**2009**
Lease expenses	**¥—**	¥141	¥386	**$—**

Assumed data as to acquisition cost, accumulated depreciation and net book value of the leased assets, which include the portion of interest thereon, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Acquisition cost	**¥—**	¥447	**$—**
Accumulated depreciation	**—**	(443)	**—**
Net book value	**¥—**	¥ 4	**$—**

The amount of outstanding future lease payments due at March 31, 2009 and 2008, which include the portion of interest thereon, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2009	2008	**2009**
Future lease payments			
Due within one year	**¥—**	¥ 4	**$—**
Due over one year	**—**	—	**—**
Total	**¥—**	¥ 4	**$—**

No impairment loss is provided for leased assets.

13. Impairment Loss and Loss on Closing of Branch Offices

Loss on closing of branch offices of ¥1,605 million (US$16,378 thousand), which was paid during FY2009, and ¥291 million (US$2,969 thousand) to be paid for the next fiscal year were recorded due to the decision made for the cease of manned and unmanned branch offices and reorganization of regional branches etc.

Impairment loss of ¥211 million (US$2,153 thousand) for the telephone rights related to closing of branch offices in FY2009 and ¥72 million (US$735 thousand) accrued related to the closing for the next fiscal year were posted.

In addition, due to the consecutive decline in land prices for a part of the assets for rent and etc., the carrying amount of those assets were written down to the value that is estimated to be recoverable, resulting in a impairment loss amounting ¥103 million (US$1,051 thousand) for FY2009.

In FY2008, loss on closing of branch offices of ¥1,168 million was recorded due to the closure of 69 manned branch offices. Impairment losses were accrued, amounting to ¥141 million for branch office closure as well as for ¥392 million telephone rights.

In addition, due to the serious deterioration of profitability and the consecutive declines in land prices for a part of the assets for rent and etc., the carrying amount of those assets was written down to the value that was estimated to be recoverable, resulting in an impairment loss amounting to ¥340 million.

In FY2007, loss on closing of branch offices of ¥708 million was recorded due to the closure of 111 unmanned branches and 92 manned branches. Additionally, an impairment loss amounting to ¥113 million was accrued for branch office closure.

14. Shareholders' Equity

(1) Treasury Stock

The Board of Directors' meeting held on June 27, 2008 passed a resolution cancelling 3,000,000 shares of treasury stock, and the acquisition of a maximum of 3,000,000 shares for a total of ¥7,000 million (US$71,429 thousand) in accordance with the Companies Act.

On June 30, 2008, The Company cancelled 3,000,000 shares of treasury stock, amounting to ¥15,005 million (US$153,112 thousand). The number of issued shares outstanding after cancellation was 144,295,200.

During the fiscal year ended March 31, 2009, the Company acquired an aggregate of 2,729,000 shares of its common stock for a total purchase amount of ¥3,225 million (US$32,908 thousand).

(2) Retained earnings

The Japanese Companies Act provided that an amount equivalent to at least 10% of dividends from retained earnings must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount, included in "retained earnings," was ¥7,619 million (US$77,745 thousand) and ¥7,619 million as of March 31, 2009 and 2008, respectively. Under the Japanese Companies Act, companies are allowed to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Companies Act have been taken, and shareholders' approval was obtained at the shareholders' meeting.

15. Stock Options

FY2009 (from April 1, 2008 to March 31, 2009)

1. Amount and account of stock options expensed in FY2009

Other of other operating expenses.......¥101 million ($1,031 thousand)

2. Summary and changes of stock options

Stock options granted in fiscal year ended March 31, 2008

(1) Outline of stock options

Title and number of grantees	Employees of the Company—2,507
Type and number of stock options (Note)	Common stocks—536,750 shares
Grant date	November 29, 2007
Conditions for vesting	Grantees are required to remain directors, corporate auditors or employees of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From November 9, 2009 to November 8, 2011

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2009 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	521,100
Granted	—
Forfeited	50,800
Vested	—
Outstanding	470,300

(B) Price information

	(Yen)	(U.S. dollars)
Exercise price	¥2,825	$28.83
Average exercise price	¥ —	$ —
Fair assessed value at the grant date	¥ 517	$ 5.28

Stock options granted in fiscal year ended March 31, 2009

(1) Outline of stock options

Title and number of grantees	Directors of the Company—12
Type and number of stock options (Note)	Common stocks—27,400 shares
Grant date	August 12, 2008
Conditions for vesting	Grantees are required to remain directors of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From August 13, 2010 to August 12, 2012

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2009 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	—
Granted	27,400
Forfeited	2,500
Vested	—
Outstanding	24,900

(B) Price information

	(Yen)	(U.S. dollars)
Exercise price	¥1,507	$15.38
Average exercise price	¥ —	$ —
Fair assessed value at the grant date	¥ 339	$ 3.46

3. Valuation technique used for method of estimating the fair assessed value of the stock options

Valuation technique used for Method of estimating the fair assessed value of the stock options is as follows:

Stock options granted in fiscal year ended March 31, 2008

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principal parameters used in the option-pricing model were as follows:

Share price volatility (Note: 1)	39.42%
Estimated remaining period until maturity (Note: 2)	3 years
Expected dividends (Note: 3)	180 yen per share (US$1.8 per share)
Risk-free interest rate (Note: 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from December 2004 to November 2007.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2008.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

Stock options granted in fiscal year ended March 31, 2009

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principal parameters used in the option-pricing model were as follows:

Share price volatility (Note: 1)	41.67%
Estimated remaining period until maturity (Note: 2)	3 years
Expected dividends (Note: 3)	60 yen per share (US$0.6 per share)
Risk-free interest rate (Note: 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from September 2005 to August 2008.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2009.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

4. Method of estimating the number of stock options vested

A method that reflects the average employee turnover rate over the past three years has been adopted to rationally estimate the number of stock options that will be forfeited in the future.

FY2008 (from April 1, 2007 to March 31, 2008)

1. Amount and account of stock options expensed in FY2008

Other of other operating expenses ¥41 million

2. Summary and changes of stock options

Stock options granted in fiscal year ended March 31, 2008

(1) Outline of stock options

Title and number of grantees	Employees of the Company—2,507
Type and number of stock options (Note)	Common stocks—536,750 shares
Grant date	November 29, 2007
Conditions for vesting	Grantees are required to remain directors, corporate auditors or employees of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From November 9, 2009 to November 8, 2011

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2008 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	—
Granted	536,750
Forfeited	15,650
Vested	—
Outstanding	521,100

(B) Price information

	(Yen)
Exercise price	¥2,825
Average exercise price	¥ —
Fair assessed value at the grant date	¥ 517

3. Valuation technique used for method of estimating the fair assessed value of the stock options

Stock options granted in the fiscal year under review were valuated using the following valuation technique.

Stock options granted in fiscal year ended March 31, 2008

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principle parameters used in the option-pricing model were as follows:

Share price volatility(Note: 1) 39.42%
Estimated remaining period until maturity(Note: 2)... 3 years
Expected dividends(Note: 3) .... 180 yen per share
Risk-free interest rate(Note: 4) 0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from December 2004 to November 2007.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2008.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

4. Method of estimating the number of stock options vested

A method that reflects the average employee turnover rate over the past three years has been adopted to rationally estimate the number of stock options that will be forfeited in the future.

FY2007 (from April 1, 2006 to March 31, 2007)
The Company had no stock option in FY2007.

16. Derivative Financial Instruments

The Company uses derivative financial instruments, which comprise interest rate swap and currency swap agreements, to reduce its exposure to market risks from fluctuations in interest rate, foreign currency exchange and market price of bonds against bonds and loans. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counterparties, as they are major financial institutions in the international financial market.

All derivative transactions that the Company enters into are approved by the Board of Directors and under administration of the finance department of the Company. The conditions and results of such transactions are reported timely to the Board of Directors. With regard to interest rate swap and currency swap agreements, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the years ended March 31, 2009 and 2008, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions related to foreign currency and interest rate are not required to be presented, because those derivative transactions are accounted for as a hedge.

For the years ended March 31, 2009 and 2008, contract amounts, fair values and unrealized gains/losses of derivative transactions related to bond prices are as follows:

	Millions of yen			
	2009			
	Contract amounts	Contract amounts over one year	Fair values	Unrealized gains/losses
Bond option contract				
Buy Call option	¥—	¥—	¥—	¥—
Total	¥—	¥—	¥—	¥—

	Thousands of U.S. dollars			
	2009			
	Contract amounts	Contract amounts over one year	Fair values	Unrealized gains/losses
Bond option contract				
Buy Call option	$—	$—	$—	$—
Total	$—	$—	$—	$—

	Millions of yen			
	2008			
	Contract amounts	Contract amounts over one year	Fair values	Unrealized gains/losses
Bond option contract				
Buy Call option	¥120,000*	¥120,000*	¥—	¥(1,661)
	(1,661)	(1,661)		
Total	¥120,000	¥120,000	¥—	¥(1,661)

*Option fees are shown in the parenthesis below the contract amounts.

17. Related Party Transactions

Transactions between related parties during FY2009;

(Additional Information)

From FY2009, we have adopted the Accounting Standard for Related Party Disclosures (ASBJ Statement No.11 dated October 17, 2006) and the Guidance on Accounting Standard for Related Party Disclosures (ASBJ Guidance No.13 dated October 17, 2006).

These adoptions caused no change in the scope of disclosure.

Directors and primary individual shareholders, etc.
Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million US$102,041	Real estate rent	Direct 5.7% Indirect 0.1%	Additional post 1	Use of facility	Payment for use of facility	¥53 million US$540,816	Prepaid expense	¥4 million US$40,816
									Account payable	¥1 million US$10,204

Notes: 1. Consumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. directly or indirectly.

Transactions between related parties during FY2008;

Directors and primary individual shareholders, etc.
Attribution: Directors and their relatives

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Taketeru Takei	—	— —	Representative director & senior managing director	Direct 5.0% Indirect 5.7%	—	—	Condolence money	¥40 million —	—	—

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Marutake Sangyo Ltd.	Tokyo Suginami-ku	¥6 million	Real estate rent	Direct 5.4% Indirect 2.3%	—	—	Proceed of sale of land	¥48 million	—	—
							Gain on sale of land	¥13 million		
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 5.6% Indirect 0.0%	Additional post 1	Use of facility	Payment for use of facility	¥53 million	Prepaid expense	¥4 million
									Account payable	¥1 million
Safeman Ltd.	Tokyo Shinjuku-ku	¥10 million	Real estate rent	Direct 0.1%	—	Rent	Rent	¥2 million	Prepaid expense	¥0 million
						Guarantee money	Guarantee money	—	Guarantee money deposited	¥2 million
Kyoei Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 0.0%	—	Rent	Rent	¥2 million	—	—

Notes: 1. Consumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. The rent agreement with Kyoei Co., Ltd. was ended due to the closure of branch office.
4. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Safeman Ltd. indirectly through Marutake Sangyo Ltd.
5. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Kyoei Co., Ltd. indirectly through Daio Co., Ltd. and Marutake Sangyo Ltd.
6. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. and Marutake Sangyo Ltd. directly or indirectly.

Transactions between related parties during FY2007;

Directors and primary individual shareholders, etc.

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 5.5% Indirect 0.0%	Additional post 1	Use of facility	Payment for use of facility	¥51 million	Prepaid expense	¥4 million
									Account payable	¥1 million
Safeman Ltd.	Tokyo Shinjuku-ku	¥10 million	Real estate rent	Direct 0.1%	—	Rent	Rent	¥2 million	Prepaid expense	¥0 million
						Guarantee money	Guarantee money	—	Guarantee money deposited	¥2 million
Kyoei Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 0.0%	—	Rent	Rent	¥4 million	—	¥0 million
						Guarantee money	Guarantee money	—	—	¥7 million

Notes: 1. Comsumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Safeman Ltd. indirectly through Marutake Sangyo Ltd.
4. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Kyoei Co., Ltd. indirectly through Daio Co., Ltd. and Marutake Sangyo Ltd.
5. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. and Marutake Sangyo Ltd. directly or indirectly.

18. Segment information

The Group's operations by business segment for the years ended March 31, 2009, 2008 and 2007 have not been disclosed, as the Group's business other than "Financial services" was immaterial.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

19. Subsequent Events

(1) The appropriation of retained earnings of the Company for the year ended March 31, 2009, which was proposed by the Board of Directors, was approved at the General Meeting of Shareholders held on June 26, 2009 is as follows:

	Millions of yen	Thousands of U.S. dollars
Appropriations:		
Cash dividends (¥20 per share)	¥2,698	$27,531
Total	¥2,698	$27,531

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG

Ernst & Young ShinNihon LLC
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo, Japan 100-0011

Tel : +81 3 3503 1100
Fax: +81 3 3503 1197

The Board of Directors
Takefuji Corporation

We have audited the accompanying consolidated balance sheets of Takefuji Corporation and consolidated subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, changes in net assets, and cash flows for the year ended March 31, 2007 were audited by other auditors whose report dated June 28, 2007 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and consolidated subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2009 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and , in our opinion, such translation has been made on the basis described in Note 1(3).

Ernst & Young ShinNihon LLC

June 29, 2009

ORGANIZATION CHART/CORPORATE DATA


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Executive Committee
President
Compliance Committee
Compliance Administrative Dept.
Risk Management Committee
IT Management Committee
CSR Promotion Office
Customer Relations Office
Inspection Dept.
Internal Control Office
Corporate Planning Dept.
Cost Performance Dept.
Legal Dept.
Examination Dept.
Accounting Dept.
Finance Dept.
Investor Relations Office
Information System Dept.
Secretariat Office
General Affairs Dept.
Personnel Dept.
Training and Education Dept.
Public Relations Dept.
Advertising Dept.
Property Administration and Development Section
General Affairs Section
Personnel Section
Labor Relations Section
New Office Development Section
Business Administration Section
Customer Information Management Section
Secured Loan Business Office
Business and Marketing Division
Business Administration Dept.
Business Operation Dept.
Operations Section
Loan Administration Division
1st Loan Administration Dept.
2nd Loan Administration Dept.
3rd Loan Administration Dept.
Credit Card Business Dept.
East Japan
Sapporo Regional Branch
Sendai Regional Branch
Tokyo Regional Branch
Yokohama Regional Branch
West Japan
Nagoya Regional Branch
Osaka Regional Branch
Okayama Regional Branch
Fukuoka Regional Branch

Head Office:
15-1, Nishi-Shinjuku 8-chome
Shinjuku-ku, Tokyo 163-8654, Japan

Date of Establishment:
January 1966

Capital Stock:
¥30,477.9 million

Business:
Consumer Finance

Number of Branch Offices:
1,051 (including 840 unmanned branch offices and 1 Internet office)

Number of Employees:
2,415 (Full-time, Non-Consolidated)

Consolidated Subsidiaries:
Take One Co., Ltd.
Kyoritsu Estate Co., Ltd.
TWJ VC Co., Ltd.
Takefuji Capital Co., Ltd.
G.H Investment Co., Ltd.
TWJ Co., Ltd.
TWJ Euro Co., Ltd.
TDS Co., Ltd.

Internet Website:
http://www.takefuji.co.jp/corp_e/

Shareholder Register Manager:
Mizuho Trust and Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku,
Tokyo 103-8670, Japan

*Information is current as of March 31, 2009 except for organization chart as of June 26, 2009.

DIRECTORS, AUDITORS, AND OFFICERS


Representative Director & President
Akira Kiyokawa


Representative Director & Executive Vice President
Taketeru Takei


Managing Director & Executive Officer
Katsunori Aita


Managing Director & Executive Officer
Kengo Sato


Director & Executive Officer
Tsunefumi Shindo


Director & Executive Officer
Satoru Shishido


Director & Executive Officer
Mikio Yamamoto


Director & Executive Officer
Junichi Yoshida


Director & Executive Officer
Shigeo Sato


Director & Executive Officer
Kentaro Itai


Outside Director
Akiyuki Nagase


Outside Director
Toshiaki Nishikawa


Corporate Auditor (Full-time)
Hiroshi Hirai


Corporate Auditor (Full-time)
Takeshi Kasai


Outside Corporate Auditor (Full-time)
Toshiyuki Tsuchiya


Outside Corporate Auditor (Part-time)
Yoshihiro Ogura


Executive Officer
Hirofumi Hosoi


Executive Officer
Akiko Hokazono


Executive Officer
Toshiro Kihara


Executive Officer
Toshio Konishi

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